HearUSA
It's clear we care.
www.hearusa.com

Dear Fellow Shareholders,

Fiscal 2008 represented another record year of revenue growth, up 9% over 2007 to $112 million. Our fourth quarter, however, was a disappointment and caused us to fall short of reporting positive earnings for the year as we had anticipated at the outset. We could complain about the state of the economy and how it affected our sales, but we are strong believers in the free market system. This challenging economy will certainly "thin the herd", as all economic cycles invariably do. The surviving companies will emerge stronger than ever. We believe we will be one of those companies. Our confidence stems from the fact that we have acted swiftly and decisively to realign our operations with the realities of today's marketplace and have implemented a number of important measures.

First, as the scope of the economic downturn became clear to us, we formulated a conservative internal operating plan for 2009 and took the concomitant reductions necessary to remain cash-flow positive at those sales levels throughout the year. This included reducing our cost structure by approximately $7 million on an annualized basis. We also realigned our management team to be more task-driven as opposed to function-driven. This is a subtle change, but it ensures that our key people are focused on what really matters: stimulating appointments, maximizing opportunities, increasing efficiencies and growing in a strategic and accretive manner.

Next, we renegotiated our supply and credit agreements with our strategic partner, Siemens Hearing Instruments. All of the related long term debt of $7.2 million was transferred into a self liquidating instrument and thereby eliminated the requirement of cash payments to Siemens. Both the principal and interest payments are effectively forgiven as long as HearUSA continues to buy 90% of its products from Siemens and its affiliates. Additionally, Siemens transferred $6.2 million of trade payables to the self liquidating instrument and converted another $3.8 million into equity, which improved our working capital by $10 million and gave Siemens a real stake in our success. As a result of this transaction and the payoff in 2008 of the 2005 preferred notes, the company's cash debt service requirements are now limited to only the acquisition notes.

Most recently, we sold substantially all of the assets of our Canadian subsidiary, Helix Hearing Care of America Corporation, for approximately $23.7 million or about 1.6 times trailing 12-month revenues for those 23 centers operating in the province of Ontario. We expect proceeds of approximately $20.0 million in cash from these transactions after the settlement of the remaining Canadian liabilities, taxes, transaction costs and closing adjustments. We plan to use approximately half of these funds to pay down debt under our acquisitions line of credit with Siemens. For HearUSA, this divestiture was transacted at a very favorable multiple of revenue and it represents a key component of our strategy in 2009 to focus our resources entirely on the opportunities we have identified in the United States. By significantly increasing working capital and improving our balance sheet, we have addressed current needs and positioned the company to maximize the opportunities previously announced. This includes potential acquisitions in the U.S. at a time which we believe has never been more favorable.

We are in the process of refining our hearing care center acquisition program. In 2008, we completed 20 acquisitions with combined trailing 12-month revenues of $7.1 million, and now have about 180 centers across several major metropolitan markets. We have historically paid a multiple of trailing 12-month revenues for our acquisitions. However, given the current trend of the economy, we don't want to overpay for new acquisitions, and we believe we can make a successful program even more so through some timely fine-tuning. We have been tracking the performance of our acquisitions from inception and have identified commonalities among the most successful ones and the same for the less successful ones. As a result, we have identified potential improvements in the selection of candidates, the due diligence process and the integration phase, which we are now implementing. We believe that these changes will serve us well in what we believe will become a "buyer's market" in 2009.

In another important measure, we have made more financing options available to our customers and provided our professionals with better tools to help during the consultation process. Our customers and our patients are our lifeblood, and when their every dollar is precious, we must give them a reason to spend it with us.

Lastly, given the current challenges facing the U.S. economy, HearUSA has determined that a more measured approach is needed to ensure the success of a national hearing care program. We are working collaboratively with manufacturers and industry leaders as well as assessing member surveys to further develop a far reaching hearing care program that delivers value. Please be assured that we will promptly provide our shareholders with pertinent updates as they occur during this thoughtful and deliberate process.

Looking Ahead

We continue to see an exciting year ahead for HearUSA and many opportunities for us to maximize shareholder value. The hearing care market continues to be underserved. It is also well positioned to grow over the long term, driven by inevitable positive changes in demographics and in hearing technology that continues to advance in quality, value and ease-of-use.

We believe we have implemented a multi-faceted strategic plan that directly addresses the exigencies of today's marketplace and we are committed to work diligently to see it through to its fruition. Despite the disappointing impact of the fourth quarter, we take pride in what we accomplished in 2008 and the way we have adapted to the swiftly changing economic tide.

We would like to thank our directors, our management team and our dedicated employees for their efforts that made 2008 a record revenue year for HearUSA. And we especially thank you, our shareholders, for your continued confidence in us and HearUSA's promising future.

Sincerely,

Stephen J. Hansbrough
Chairman & Chief Executive Officer

Gino Chouinard
President & Chief Operating Officer

PART I

Item 1. Business

HearUSA, Inc. ("HearUSA" or the "Company"), was incorporated in Delaware on April 11, 1986, under the name HEARx Ltd., and formed HEARx West LLC, a fifty-percent owned joint venture with Kaiser Permanente, in 1998. In July of 2002, the Company acquired Helix Hearing Care of America Corp. ("Helix") and changed its name from HEARx Ltd. to HearUSA, Inc.

At December 27, 2008, HearUSA had 202 company-owned hearing care centers in ten states and the Province of Ontario, Canada. The Company also sponsors a network of approximately 1,900 credentialed audiology providers that participate in selected hearing benefit programs contracted by the Company with employer groups, health insurers and benefit sponsors in 49 states. The center professionals and the network providers provide audiological testing, products and services for the hearing impaired.

HearUSA seeks to increase market share and market penetration in its center and network markets. The Company's strategies for increasing market penetration include advertising to the non-insured self-pay market, positioning itself as the leading provider of hearing care to healthcare providers, increasing awareness of physicians about hearing care services and products in the Company's geographic markets and seeking strategic acquisitions. The Company believes it is well positioned to successfully address the concerns of access, quality and cost for the patients of managed care and other health insurance companies, diagnostic needs of referring physicians and, ultimately, the hearing health needs of the public in general.

Products

HearUSA's centers provide a complete range of quality hearing aids, with emphasis on the latest digital technology along with assessment and evaluation of hearing. While the centers may order a hearing aid from any manufacturer, the majority of the hearing aids sold by the centers are manufactured by Siemens Hearing Instruments, Inc. ("Siemens") and its subsidiaries, Rexton and Electone. The Company has a supply agreement with Siemens for HearUSA centers. The Company has agreed to sell certain minimum percentages of the centers' hearing aid requirements of Siemens products. The centers also sell hearing aids manufactured by other manufacturers including Phonak, Oticon, Starkey, Sonic Innovations and Unitron.

HearUSA's centers also offer a large selection of assistive listening devices and other products related to hearing care. Assistive listening devices are household and personal technology products designed to assist the hearing impaired in day-to-day living, including such devices as telephones and television amplifiers, telecaptioners and decoders, pocket talkers, specially adapted telephones, alarm clocks, doorbells and fire alarms. Hearing loss prevention products are designed to protect against hearing loss for people exposed to loud sounds. These ancillary products include special ear molds for musicians, hunters and specialized molds for iPods and similar devices.

The hearing care network providers also provide hearing aids, assistive listening devices and other products related to hearing care as well as audiology services.

Acquisition Program

In 2008, the Company continued its strategic acquisition program in order to accelerate its growth. The program consists of acquiring hearing care centers located in the Company's core and target markets. The Company often can benefit from the synergies of combined staffing and can use advertising more efficiently. The payment terms on a specific acquisition have typically been a combination of cash and notes. The source of funds for the cash portion of the acquisition price has been cash on hand or the Siemens acquisition credit line (see Note 6 — Long-Term Debt, Notes to Consolidated Financial Statements included herein).

In order to maximize the return on its investment in acquisitions and to ensure integration of the acquired centers, the Company has established an integration program. This program covers the implementation of our center management system, including the conversion of the acquired center patient database, transfer of vendors to the Company's existing vendors to benefit from better pricing, employee training and marketing programs. The performance of each acquired center is monitored closely for a period of three to six months or until management is fully satisfied that the center has been successfully integrated into the Company.

Managed Care, Institutional Contracts and Benefit Providers

Since 1991, the Company has entered into arrangements with institutional buyers relating to the provision of hearing care products and services. HearUSA believes that contractual relationships with institutional buyers of hearing aids are essential to the success of the Company's business plan. These institutional buyers include managed care companies, employer groups, health insurers, benefit sponsors, senior citizen buying groups and unions. By developing contractual arrangements for the referral of patients, the plan members have access to standardized care and relationships with local area physicians are enhanced. Critical to providing care to members of these groups are the availability of distribution sites, quality and control and standardization of products and services. The Company believes its system of high quality, uniform company-owned centers meets the needs of the patients and their hearing benefit providers and that the network providers can expand available distribution sites for these patients. In the past two years, the Company has expanded its managed care contracts into areas serviced by the affiliated network providers.

HearUSA enters into provider agreements with benefit providers for the provision of hearing care using three different arrangements: (a) a discount arrangement on products and services which is payable by the member; (b) a fee for service arrangement which is partially subsidized by the sponsor and the member pays the balance; or (c) a per capita basis, which is a fixed payment per member per month from the benefit provider to HearUSA, determined by the benefit offered to the patient and the number of patients, and the balance, if any, paid by the individual member. When the agreement involves network providers, HearUSA pays the network provider an encounter fee, net of administration fees.

The terms of these provider agreements are generally renegotiated annually, and may be terminated by either party, usually on 90-days notice. The early termination of or failure to renew the agreements could adversely affect the operation of the centers located in the related market area.

The Company and its subsidiary, HEARx West, currently receive a per-member-per-month fee for more than 2 million managed care members. In total, HearUSA services over 400 benefit programs for hearing care with various health maintenance organizations, preferred provider organizations, insurers, benefit administrators and healthcare providers.

Sales Development

The Company has a sales development department in order to assist its professionals in developing the necessary skills to perform successfully. By providing training on methods, techniques, trouble shooting, dispensing and counseling skills, the Company believes this department helps provide a better service to patients and improves key performance indicators such as conversion, binaural fitting rates and reduced return rates.

Marketing

HearUSA's marketing plan includes:

- Newspaper and Special Events: HearUSA places print ads in its markets promoting different hearing aids at a variety of technology levels and prices, along with special limited time events. Advertising also emphasizes the need to seek help for hearing loss as well as promoting the qualitative differences and advantages offered by HearUSA.

- Direct Marketing: Utilizing HearUSA's database, HearUSA conducts direct mailings and offers free seminars in its markets on hearing aids and hearing loss.

- Physician Marketing: HearUSA attempts to educate both physicians and their patients on the need for regular hearing testing and the importance of hearing aids and other assistive listening devices. HearUSA works to further its image as a provider of highly professional services, quality products, and comprehensive post-sale consumer education.

- Telemarketing: HearUSA has a domestic national call center, which supports all HearUSA centers. The national call center is responsible for both inbound calls from consumers and outbound telemarketing. The Company uses a predictive dialer system which has improved call center productivity and increased the number of qualified appointments in its centers.

Facilities and Services

Each HearUSA center is staffed by a licensed and credentialed audiologist or hearing instrument specialist and at least one office manager or patient care coordinator. Experienced audiologists supervise the clinical operations. The majority of the Company's centers are conveniently located in shopping or medical centers and the centers are typically 1,000 to 2,500 square feet in size. The Company's goal is to have all centers similar in design and exterior marking and signage, because a uniform appearance reinforces the message of consistent service and quality of care.

Each center provides hearing services that meet or exceed applicable state and federal standards, including:

- Comprehensive hearing testing using standardized practice guidelines

- Interactive hearing aid selection and fitting processes

- Aural rehabilitation and follow up care

- Standardized reporting and physician communications

In some markets, a full range of audiovestibular testing is also available to assist in the diagnosis of medical and vestibular disorders.

Each of the 1,900 network providers operates independently from the Company. To ensure compliance with its hearing benefit programs, the Company performs annual credential verification for each of the network providers. The Company also performs random patient surveys on the quality of network providers' services.

Revenues

For the fiscal years 2008, 2007 and 2006, HearUSA net revenues were approximately $112.0 million, $102.8 million, and $88.8 million, respectively. During these years the Company did not have revenues from a single customer which totaled 10% or more of total net revenues. Financial information about revenues by geographic area is set out in Note 19 — Segments, Notes to Consolidated Financial Statements included herein.

Segments

The Company operates three business segments: the company-owned centers, the network of independent providers and an e-commerce business line. Financial information regarding these business segments is provided in Note 19 — Segments, Notes to Consolidated Financial Statements included herein.

Centers

At the end of 2008, the Company owned 202 centers in Florida, New York, New Jersey, Massachusetts, Ohio, Michigan, Missouri, North Carolina, Pennsylvania, California (through HEARx West) and the Province of Ontario, Canada. These centers offer patients a complete range of services and products, including diagnostic audiological testing, the latest technology in hearing aids and assistive listening devices to improve their quality of life.

The centers owned through HEARx West are located in California. HearUSA is responsible for the daily operation of the centers. All clinical and quality issues are the responsibility of a joint committee comprised of HearUSA and Kaiser Permanente clinicians. HEARx West centers concentrate on providing hearing aids and audiology testing to Kaiser Permanente's members and self-pay patients in the state of California. At the end of 2008, there were 28 full-time and 4 part-time HEARx West centers.

Under the terms of the joint venture agreement between the Company and Kaiser Permanente, HEARx West has the right of first refusal for any new centers in southern California; Atlanta, Georgia; Hawaii; Denver, Colorado; Portland, Oregon; Cleveland, Ohio; Washington, D.C. and Baltimore, Maryland. In addition, should HearUSA make a center acquisition in any of these markets, HEARx West has the right to purchase such center. Such a sale would be made at arm's length, with HEARx West paying HearUSA the fair market value for any of the centers it acquires.

Network

The Company sponsors a network (known as the "HearUSA Hearing Care Network") of approximately 1,900 credentialed audiology providers that supports hearing benefit programs with employer groups, health insurers and benefit sponsors in 49 states.

Unlike the company-owned centers, the network is comprised of hearing care practices owned by independent audiologists. Through the network, the Company can pursue national hearing care contracts and offer managed hearing benefits in areas outside of the company-owned center markets. The network's revenues are derived mainly from administrative fees paid by employer groups, health insurers and benefit sponsors to administer their benefits. In addition, the network provides Provider Advantage purchasing programs, whereby affiliated providers purchase products through HearUSA volume discounts and the Company receives royalties or rebates.

E-commerce

The Company offers online information about hearing loss, hearing aids, assistive listening devices and the services offered by hearing health care professionals. The Company's web site also offers online purchases of hearing-related products, such as batteries, hearing aid accessories and assistive listening devices. In addition to online product sales, e-commerce operations are also designed as a marketing tool to inform the public and generate referrals for centers and for network providers.

Distinguishing Features

Integral to the success of HearUSA's strategy is increased awareness of the impact of hearing loss and the medical necessity of treatment, in addition to the enhancement of consumer confidence and the differentiation of HearUSA from other hearing care providers. To this end, the Company has taken the following unique steps:

Utilization Review Accreditation Commission

HearUSA was originally accredited by the Joint Commission of the Accreditation of Healthcare Organizations (JCAHO). Recently, the JCAHO determined that it would not continue to accredit network (preferred provider organizations). Therefore, the Company took action to continue its pursuit of distinctive quality and underwent and secured its first three-year health network accreditation through

Utilization Review Accreditation Commission ("URAC"), an independent nonprofit organization which is a recognized leader in promoting health care quality. URAC provides a symbol of excellence for organizations to validate their commitment to quality and accountability and ensures that all stakeholders are represented in establishing meaningful quality measures for the entire health care industry.

Center Management System, Medical Reporting and HearUSA Data Link

The Company has developed a proprietary center management and data system called the Center Management System ("CMS"). CMS primarily has two functions: to manage patient information and to process point-of-sale customer transactions. The CMS system is operated over a wide area network that links all locations with the corporate office. The Company's wide area network leverages technologies including data and telephony deliveries. This system is only used in the company-owned centers. As the Company acquires new centers, a critical part of the integration process is the inclusion of the new center into the CMS.

The Company's corporate system is fully integrated with CMS to provide additional benefits and functionality that can be better supported centrally. Data redundancy is built into the system architecture as data is currently stored both at the regional facilities and at the central facility. The consolidated data repository is constructed to support revenues in excess of $550 million, to accommodate approximately 500 unique business units and to manage 500,000 new patients annually.

One of the outputs of CMS is a computerized reporting system that provides referring physicians the test results and recommended action for every patient examined by HearUSA staff in a company-owned center. To the Company's knowledge, no other dispenser or audiologist presently offers any referring physician similar documentation. Consistent with the Company's mission of making hearing care a medical necessity, this reporting system makes hearing a part of the individual's health profile, and increases awareness of hearing conditions in the medical community. Another unique aspect of CMS is its data mining capability which allows for targeted marketing to its customer base. The national call center also has the ability to access the CMS system and can directly schedule appointments.

Competition

The U.S. hearing care industry is highly fragmented with approximately 9,000 independent practitioners providing hearing care products and services. The Company competes on the basis of price and service and, as described above, tries to distinguish itself as a leading provider of hearing care to health care providers and the self-pay patient. The Company competes for the managed care customer on the basis of access, quality and cost.

In the Canadian Province of Ontario, the traditional hearing instrument distribution system is primarily made up of small independent practices where associations are limited to two or three centers. Most centers are relatively small and are located in medical centers, professional centers or in small shopping centers.

It is difficult to determine the precise number of the Company's competitors in every market where it has operations, or the percentage of market share enjoyed by the Company. Some competitors are large distributors, including Amplifon of Italy, which owns a network of franchised centers (Miracle Ear and National Hearing Center) and company-owned centers (Sonus) in the United States and Canada, and Beltone Electronics Corp., a hearing aid manufacturer owned by Great Nordic that distributes its products primarily through a national network of "authorized" distributors in the United States and Canada. Large discount retailers, such as Costco, also sell hearing aids and present a competitive threat in selected HearUSA markets. All of these companies have greater resources than HearUSA, and there can be no assurance that one or more of these competitors will not expand and/or change their operations to capture the market targeted by HearUSA.

The Company's network business will also face competition by companies offering similar network services. These companies attempt to aggregate demand for hearing products and sell marketing and other services to network participants. In addition, some of these networks are able to offer discounts to managed care payors, insurers and membership organizations. Many independent hearing care providers belong to more than one network. In addition, contract terms for membership are typically short and may be terminated by either party at will. There can be no assurance, however, that the largely fragmented hearing care market cannot be successfully consolidated by the establishment of co-operatives, alliances, confederations or the like, which would then compete more directly with HearUSA's network and its company-owned centers.

Reliance on Manufacturers

The Company's supply agreement with Siemens requires that a significant portion of the company-owned centers' sales will be of Siemens devices. Siemens has a well-diversified product line (including Electone) with a large budget devoted to research and development. However, there can be no guarantee that Siemens' technology or product line will remain desirable in the marketplace. Furthermore, if Siemens' manufacturing capacity cannot keep pace with the demand of HearUSA and other customers, HearUSA's business may be adversely affected.

In the event of a disruption of supply from Siemens or another of the Company's current suppliers, the Company believes it could obtain comparable products from other manufacturers. Few manufacturers offer dramatic product differentiation. HearUSA has not experienced any significant disruptions in supply in the past.

Regulation

Federal

The practice of audiology and the dispensing of hearing aids are not presently regulated on the federal level in the United States, except to the extent that those services are governed by the Center for Medicare and Medicaid Services. The United States Food and Drug Administration ("FDA") is responsible for monitoring the hearing care industry. The FDA enforces regulations that deal specifically with the manufacture and sale of hearing aids. FDA requires that all dispensers meet certain conditions before selling a hearing aid relating to suitability of the patient for hearing aids and the advisability of medical evaluation prior to being fitted with a hearing aid. The FDA requires that first time hearing aid purchasers receive medical clearance from a physician prior to purchase; however, patients may sign a waiver in lieu of a physician's examination. The FDA has mandated that states adopt a return policy for consumers offering them the right to return their products, generally within 30 days. HearUSA offers all its customers a full 30-day return period or the return period applicable to state guidelines and extends the return period to 60 days for patients who participate in the family hearing counseling program. FDA regulations require hearing aid dispensers to provide customers with certain warnings and statements regarding the use of hearing aids. Also, the FDA requires hearing aid dispensers to review instructional manuals for hearing aids with patients before the hearing aid is purchased.

In addition, a portion of the Company's revenues comes from participation in Medicare and Medicaid programs. Federal laws prohibit the payment of remuneration in order to receive or induce the referral of Medicare or Medicaid patients, or in return for the sale of goods or services to Medicare or Medicaid patients. Furthermore, federal law limits physicians and other healthcare providers from referring patients to providers of certain designated services in which they have a financial interest. HearUSA believes that all of its managed care and other provider contracts and its relationships with referring physicians are in compliance with these federal laws.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") requires the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. The Department of Health and Human Services ("HHS") adopted regulations establishing electronic data transmission standards that all health care providers must use when submitting or receiving certain health care transactions electronically. In addition, HIPAA required HHS to adopt standards to protect the security and privacy of health-related information. Final regulations containing privacy standards are now effective. HearUSA believes it has taken the necessary steps to be in full compliance with these regulations.

The Federal Trade Commission ("FTC") issued the amended Telemarketing Sales Rule on January 29, 2003. The amended rule gave effect to the Telemarketing and Consumer Fraud and Abuse Prevention Act. This legislation gave the FTC and state attorney generals law enforcement tools to combat telemarketing fraud, gave consumers added privacy protections and defenses against unscrupulous telemarketers, and was intended to help consumers tell the difference between fraudulent and legitimate telemarketing. One significant provision of the Telemarketing Sales Rule was inclusion of the prohibition on calling consumers who have put their telephone numbers on the national "Do Not Call" registry unless one of several exceptions is applicable to the call or to the consumer. Other FTC guidelines pertinent to the Company involve professional business practices relating to issues such as transmitting the caller's telephone number on caller ID, abandoning calls and speaking to consumers in a non-professional manner.

On July 25, 2003 the Federal Communications Commission issued a revised Final Rule Implementing the Telephone Consumer Protection Act of 1991 ("TCPA Rule"). The original TCPA Rule, issued in 1992, required telemarketers to honor all requests by a consumer that the telemarketer not make future calls on behalf of a specified seller to that consumer, restricted the use of recorded messages in telemarketing, and prohibited unsolicited commercial facsimile transmissions. The revised TCPA Rule prohibits telemarketing calls to telephone numbers on the national "Do Not Call" registry unless one of several exceptions is applicable to the call or consumer, and also contains provisions similar to those in the revised Telemarketing Sales Rule regarding the transmission of caller ID and abandoned calls. Among other provisions, the revised TCPA rule prohibits the uses of predictive dialers to place telephone calls to cellular telephones. The Company adheres to policies set forth by the FTC and the FCC, and has established policies and practices to ensure its compliance with FTC and FCC regulations, including the requirements related to the national "Do Not Call" registry.

In addition, the FTC is responsible for monitoring the business practices of hearing aid dispensers and vendors. The FTC can take action against companies that mislead or deceive consumers. FTC regulations also require companies offering warranties to fully disclose all terms and conditions of their warranties.

The FTC is also engaged in enforcement relating to the protection of sensitive customer data. The FTC has announced a program of enforcement actions to ensure that businesses implement reasonable data security practices to protect sensitive consumer data such as Social Security numbers.

The CAN-SPAM Act of 2003 regulates commercial electronic mail on a nationwide basis. It imposes certain requirements on senders of commercial electronic mail. The Company adheres to the law by properly representing the nature of its commercial email messages in the subject line, not tampering with source and transmission information in the email "header," and obtaining email addresses through lawful means. The Company adheres to the specific disclosure requirements of the law by including a physical mail address and a clearly identified and conspicuous "opt-out" mechanism in all commercial email. The Company honors all consumer requests to stop receiving future commercial emails in a timely manner.

The Company cannot predict the effect of future changes in federal laws, including changes that may result from proposals for federal health care reform, or the impact that changes in existing federal laws or in the interpretation of those laws might have on the Company. The Company believes it is in material compliance with all existing federal regulatory requirements.

State

State regulations of the hearing care industry exist in every state and are concerned primarily with the formal licensure of audiologists and those who dispense hearing aids, including procedures involving the fitting and dispensing of hearing aids. There can be no assurance that regulations will not exist in jurisdictions in which the Company plans to open centers or will not be promulgated in states in which the Company currently operates centers which may have a material adverse effect upon the Company. Such regulations might include more stringent licensure requirements for dispensers of hearing aids, inspections of centers for the dispensing of hearing aids and the regulation of advertising by dispensers of hearing aids. The Company knows of no current or proposed state regulations with which it, as currently operated, could not comply.

Many states have laws and regulations that impose additional requirements related to telemarketing and to the use of commercial email. These include telemarketing registration requirements and anti-fraud protections related to telemarketing and email. In some cases, state laws and regulations may be more restrictive than federal laws and regulations.

State regulation may include the oversight of the Company's advertising and marketing practices as a provider of hearing aid dispensing services. The Company's advertisements and other business promotions may be found to be in violation of these regulations from time to time, and may result in fines or other sanctions, including the prohibition of certain marketing programs that may ultimately harm financial performance.

The Company employs licensed audiologists and hearing aid dispensers. Under the regulatory framework of certain states, business corporations are not able to employ audiologists or offer hearing services. California has such a law, restricting the employment of audiologists to professional corporations owned by audiologists or similar licensees. The Company believes, however, that because the State of California's Department of Consumer Affairs has indicated that speech-language pathologists may be employed by business corporations, the Company may employ audiologists. The similarity of speech-language pathology to audiology, and the fact that speech-language pathologists and audiologists are regulated under similar statutes and regulations, leads the Company to believe that business corporations and similar entities may employ audiologists. No assurance can be given that the Company's interpretation of California's laws will be found to be in compliance with laws and regulations governing the corporate practice of audiology or, if its activities are not in compliance, that the legal structure of the Company's California operations can be modified to permit compliance.

In addition, state laws prohibit any remuneration for referrals, similar to federal laws discussed above.

Generally, these laws follow the federal statutes described above. State laws also frequently impose sanctions on businesses when there has been a breach of security of sensitive customer information.

The Company believes it is in material compliance with all applicable state regulatory requirements. However, the Company cannot predict future state legislation which may affect its operations in the states in which it does business, nor can the Company assure that interpretations of state law will remain consistent with the Company's understanding of those laws as reflected through its operations.

Canada

Laws and regulations for the Province of Ontario, Canada are concerned primarily with the formal licensure of audiologists and dispensers who dispense hearing aids and with practices and procedures involving the fitting and dispensing of hearing aids. All Ontario audiologists must be members of the College of Audiologists and Speech and Language Pathologists of Ontario and hearing aid dispensers practicing in Ontario must be members of the Association of Hearing Instrument Practitioners. Both audiologists and hearing instrument practitioners are governed by a professional code of conduct. There can be no assurance that regulations will not be promulgated in the Province of Ontario which may have a material adverse effect upon the Company. Such regulations might include more stringent licensure requirements for dispensers of hearing aids, inspections of centers for the dispensing of hearing aids and the regulation of advertising by dispensers of hearing aids. The Company knows of no current or proposed Ontario regulations with which it, as currently operated, could not comply. The Company employs licensed audiologists and hearing aid dispensers in the Province of Ontario. Ontario regulations and codes of conduct of audiologists and hearing instrument practitioners may include the oversight of the Company's advertising and marketing practices as a provider of hearing aid dispensing services. The Company's advertisements and other business promotions may be found to be in violation of these regulations from time to time, and may result in fines or other sanctions, including the prohibition of certain marketing programs that may ultimately harm financial performance.

In addition, Ontario regulations and codes of conduct of audiologists and hearing instrument practitioners prohibit any remuneration for referrals. The Company has structured its operations in Canada to assure compliance with these regulations and codes and believes it is in full compliance with Canadian law.

Product and Professional Liability

In the ordinary course of its business, HearUSA may be subject to product and professional liability claims alleging the failure of, or adverse effects claimed to have been caused by products sold or services provided by the Company. The Company maintains insurance at a level which the Company believes to be adequate. A successful claim in excess of the policy limits of the Company's liability insurance, however, could adversely affect the Company. As the distributor of products manufactured by others, the Company believes it would properly have recourse against the manufacturer in the event of a product liability claim; however, there can be no assurance that recourse against a manufacturer by the Company would be successful or that any manufacturer will maintain adequate insurance or otherwise be able to pay such liability.

Seasonality

The Company is subject to regional seasonality, the impact of which is minimal.

Employees

At December 27, 2008, HearUSA had 531 full-time employees and 76 part-time employees

Where to Find More Information

The Company makes information available free of charge on its website (www.hearusa.com). Through the website, interested persons can access the Company's annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K after such material is electronically filed with the SEC. In addition, interested persons can access the Company's code of ethics and other governance documents on the Company's website.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The common stock of the Company is traded on the NYSE Amex under the symbol "EAR" and the exchangeable shares of HEARx Canada Inc. are traded on the Toronto Stock Exchange under the symbol "HUX." Holders of exchangeable shares may tender their holdings for common stock on a one-for-one basis at any time. As of March 5, 2009, the Company had 44,333,903 shares of common stock and 503,061 exchangeable shares outstanding. The closing price on March 5, 2009 was US$0.43 for the common stock and CDN$0.75 for the exchangeable shares. The following table sets forth the high and low sales prices for the common stock as reported by the NYSE Amex for the fiscal quarters indicated:

	Common Stock	
Fiscal Quarter	High	Low
2008		
First	$ 1.58	$ 1.04
Second	$ 1.82	$ 1.15
Third	$ 1.76	$ 1.21
Fourth	$ 1.32	$ 0.22
2007		
First	$ 1.91	$ 1.00
Second	$ 1.95	$ 1.50
Third	$ 1.77	$ 1.28
Fourth	$ 1.70	$ 1.28

As of February 20, 2009, there were 1,134 holders of record of the common stock.

Dividend Policy

HearUSA has never paid and does not anticipate paying any dividends on the common stock in the foreseeable future but intends to retain any earnings for use in the Company's business operations. Payment of dividends is restricted under the terms of the Company's credit agreement, as amended, with Siemens.

The graph below matches HearUSA's cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the AMEX Composite index, and a customized peer group of fifty-two companies listed in footnote 1 below. The graph tracks the performance of a $100 investment in our common stock, in the peer group, and the index (with the reinvestment of all dividends) from 12/31/2003 to 12/31/2008.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among HearUSA, Inc., The AMEX Composite Index
And A Peer Group



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HearUSA, Inc.
AMEX Composite
Peer Group

*$100 invested on 12/31/03 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/03	12/04	12/05	12/06	12/07	12/08
HearUSA, Inc.	100.00	73.33	60.44	58.67	60.00	23.56
AMEX Composite	100.00	123.83	162.30	197.66	242.42	136.30
Peer Group	100.00	98.04	103.52	112.97	119.35	89.57

(1) The company's customized peer group includes fifty-two companies which are: Abbott Laboratories, Affymetrix Incorporated, Allergan Inc, American Medical Systems Holdings Inc, Astrazeneca PLC, Baxter International Inc, Beckman Coulter Inc, Becton Dickinson & Company, Boston Scientific Corp., Bristol Myers Squibb Company, Cardinal Health Inc, Celera Corp., Cigna Corp., Community Health Systems Inc, Corvel Corp., Covance Inc, CR Bard Inc, Davita Inc, Dionex Corp., ELI Lilly & Company, Express Scripts Inc, Forest Laboratories Inc, Fresenius Medical Care AG, Glaxosmithkline PLC, Greatbatch Inc, Health Management Associates Inc, Health Net Inc, Healthsouth Corp., Humana Inc, Johnson & Johnson, Life Technologies Corp., Lifepoint Hospitals Inc, Magellan Health Services, Medtronic Inc, Mentor Corp., Merck & Company Inc, Perkinelmer Inc, Pfizer Inc, Pursuit Dynamics PLC, St. Jude Medical Inc, Stryker Corp., Symyx Technologies Inc, Techne Corp., Tenet Healthcare Corp., Thermo Fisher Scientific Inco, TLC Vision Corp., Unitedhealth Group Inc, Universal Health Services Inc, Valeant Pharmaceuticals International, Varian Medical Systems Inc, Waters Corp. and Wellpoint Inc.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The following selected financial data of the Company should be read in conjunction with the consolidated financial statements and notes thereto and the following Management's Discussion and Analysis of Financial Condition and Results of Operations. The financial data set forth on the next two pages has been derived from the audited consolidated financial statements of the Company.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	Year Ended				
Dollars in thousands	December 27 2008	December 29 2007	December 30 2006	December 31 2005	December 25 2004
Total net revenues	$ 111,988	$ 102,804	$ 88,786	$ 76,672	$ 68,749
Income from operations (1 and 2)	3,917	6,823	3,809	3,715	2,338
Non-operating income:					
Gain from insurance settlement (3)	—	—	203	430	—
Gain on settlement of intangible asset (4)	981	—	—	—	—
Interest income	42	164	152	54	18
Interest expense (5)	(5,755)	(8,022)	(5,964)	(4,641)	(4,564)
Income tax expense	(1,126)	(769)	(741)	(1,759)	(690)
Minority interest	(1,260)	(1,478)	(633)	—	—
Loss before dividends on preferred stock	(3,201)	(3,282)	(3,174)	(2,264)	(3,449)
Net loss applicable to common stockholders	(3,340)	(3,419)	(3,312)	(2,965)	(4,157)
Loss per common share:					
Basic and diluted, loss after dividends on preferred stock	(0.09)	(0.09)	(0.10)	(0.09)	(0.12)
Basic and diluted net loss applicable to common stockholders	(0.09)	(0.09)	(0.10)	(0.09)	(0.14)

(1) Income from operations in 2008, 2007 and 2006 includes approximately $849,000, $606,000 and $976,000, respectively of non-cash employee stock-based compensation expense, which did not exist in prior years.

(2) Income from operations includes approximately $1,450,000, $896,000, $815,000, $618,000 and $478,000, in 2008, 2007, 2006, 2005 and 2004, respectively, of intangible assets amortization.

(3) The gain from insurance settlement is from insurance proceeds and final payment resulting from 2005 and 2004 hurricane damages and business interruption claims sustained in Florida hearing care centers.

(4) The gain on settlement of intangible asset is the result of the December 22, 2008 Amendment to the license agreement with AARP, which eliminated the fixed $7.6 million annual license payment. The Company is currently in negotiations with AARP for restructuring the royalty compensation provision.

(5) Interest expense includes approximately $763,000 of non-cash interest expense on a long-term contractual commitment in 2008, $421,000 and $117,000 of non-cash interest expense on discounted notes payable in 2008 and 2007, $192,000, $3.5 million, $2.7 million, $2.5 million and $2.1 million in 2008, 2007, 2006, 2005 and 2004, respectively, of non-cash debt discount amortization (including $1.4 million in 2007 due to the reduction in the price of warrants related to the 2003 Convertible Subordinated Notes) and approximately $319,000 and $513,000 in 2006 and 2005, respectively, of non-cash decreases in interest expense related to a decrease in the fair market value of the warrant liability.

BALANCE SHEET DATA:

Dollars in thousands	As of December 27 2008	December 29 2007	December 30 2006	December 31 2005	December 25 2004
Total assets	$ 100,601	$ 100,542	$ 83,276	$ 71,044	$ 61,774
Working capital deficit (1)	(7,247)	(16,012)	(14,896)	(3,549)	(4,898)
Long-term debt:					
Long-term debt, net of current maturities	49,099	36,499	28,599	19,970	17,296
Convertible subordinated notes and subordinated notes, net of debt discount of $278,000, $2,078,000 and $5,444,000 in 2006, 2005 and 2004, respectively	—	—	3,762	6,222	2,056
Mandatorily redeemable convertible preferred stock	—	—	—	—	4,710

(1) Includes approximately $2.7 million, $2.6 million, $3.5 million, $2.2 million and $2.9 million in 2008, 2007, 2006, 2005 and 2004, respectively, representing the current maturities of the long-term debt to Siemens which may be repaid through rebate credits and approximately $2.5 million and $652,000, net of debt discount, in 2006 and 2005 respectively, related to the $7.5 million convertible subordinated notes that could be repaid by either cash or stock, at the option of the Company.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

GENERAL

In 2008, the Company continued to focus on its acquisition program and closed on thirteen transactions representing twenty centers with annual estimated revenues of approximately $7.1 million. Since the beginning of the acquisition program in 2005, the Company has acquired a total of 80 centers, representing $39.0 million of annual estimated revenues. Revenues resulting from the centers acquired in 2007 (for those that were not owned for the entire year in 2007) and from centers acquired in 2008, combined, were approximately $9.8 million. From centers acquired in 2008, only approximately $4.7 million of revenues were recorded in 2008 due to the timing of the acquisition closings throughout the year. As a result of the acquisition program, the average number of centers increased from 173 in 2007 to 195 in 2008. The number of centers at the end of 2008 was 202.

In December 2008, we amended our agreements with Siemens to restructure the credit agreement, extend the credit and supply agreement by two years and eliminate the conversion provision of the credit agreement, among other things. In the amendments, the required $4.2 million prepayment of Tranche D and the $3.0 million Tranche E loan repayment was transferred to Tranche C. The outstanding amounts of Tranche D and Tranche E at December 23, 2008 were transferred to Tranche C. In addition, approximately $6.2 million in outstanding trade payables were converted into long-term indebtedness under Tranche C and $3.8 million in outstanding trade payables were converted into 6.4 million shares of the Company's Common Stock.

In December 2008, we amended our license agreement with AARP, Inc. to eliminate the $7.6 million annual licensing payment provision of the agreement. We have agreed to negotiate in good faith a revised royalty compensation structure. If we are unable to reach agreement, AARP may terminate the agreement and engage another entity to provide the program to its members.

RESULTS OF OPERATIONS

2008 compared to 2007 (in thousands of dollars)

Revenues

Revenues	2008	2007	Change	% Change
Hearing aids and other products	$ 104,392	$ 95,936	$ 8,456	8.8%
Services	7,596	6,868	728	10.6%
Total net revenues	**$ 111,988**	**$ 102,804**	**$ 9,184**	**8.9%**

	2008	2007	Change	% Change (3)
Revenues from centers acquired in 2007 (1)	$ 5,127	$ —	$ 5,127	5.0%
Revenues from centers acquired in 2008	4,670	—	4,670	4.5%
Revenues from acquired centers	**9,797**	**—**	**9,797**	**9.5%**
Revenues from comparable centers (2)	**102,191**	**102,804**	**(613)**	**(0.6)%**
Total net revenues	**$ 111,988**	**$ 102,804**	**$ 9,184**	**8.9%**

(1) Represents that portion of revenues from the 2007 acquired centers recognized for those acquisitions that had less than one full year of revenues recorded in 2007 due to the timing of their acquisition.

(2) Also includes revenues from the network business segment as well as the impact of fluctuation of the Canadian exchange rate.

(3) The revenues from acquired centers percentage changes are calculated by dividing those revenues by the total of 2007 total net revenues.

The $9.2 million or 8.9% increase in net revenue over 2007 is principally a result of revenues from acquired centers of approximately $9.8 million. Organic revenue increased during the first half but declined in the later part 2008 as a result of worsening economic conditions. The average selling price of units sold in 2008 increased by 2.6% primarily due to a different mix of products resulting from patients selecting higher technology hearing aids.

The number of hearing aids sold in 2008 increased 6.3% over 2007 primarily as a result of acquired centers.

Cost of Products Sold and Services

Cost of products sold and services	2008	2007	Change	%
Hearing aids and other products	$ 30,171	$ 26,017	$ 4,154	16.0%
Services	2,311	2,088	223	10.7%
Total cost of products sold and services	**$ 32,482**	**$ 28,105**	**$ 4,377**	**15.60%**
Percent of total net revenues	**29.0%**	**27.3%**	**1.7%**	**6.2%**

The cost of products sold includes the effect of rebate credits pursuant to our agreements with Siemens. The following table reflects the components of the rebate credits which are included in the above cost of products sold for hearing aids (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein):

Rebate credits included above	2008	2007	Change	%
Base required payments on Tranche C forgiven	$ 3,099	$ 3,945	$ (846)	(21.4)%
Required payments of $65 per Siemens unit from acquired centers on Tranche B forgiven	684	546	138	25.3%
Interest expense on Tranches B and C forgiven	2,832	2,696	136	5.0%
Total rebate credits	**$ 6,615**	**$ 7,187**	**$ (572)**	**(8.0)%**
Percent of total net revenues	**5.9%**	**7.0%**	**(1.1)%**	**(15.7)%**

Cost of products sold as a percent of total net revenues before the impact of the Siemens rebate credits was 34.9% in 2008 and 34.3% 2007.

Expenses

Operating expenses	2008	2007	Change	%
Center operating expenses	**$ 57,450**	**$ 50,401**	**$ 7,049**	**14.0%**
Percent of total net revenues	51.3%	49.0%	2.3%	4.7%
General and administrative expenses	**$ 15,176**	**$ 15,227**	**$ (51)**	**(0.3)%**
Percent of total net revenues	13.6%	14.8%	(1.2)%	(8.1)%
Depreciation and amortization	**$ 2,963**	**$ 2,248**	**$ 715**	**31.8%**
Percent of total net revenues	2.6%	2.2%	0.4%	18.2%

The increase in center operating expenses in 2008 is mainly attributable to additional expenses of approximately $5.2 million related to acquired centers owned less than twelve months. The remaining increase of approximately $1.8 million is attributable to expenses of $407,000 in the implementation of the AARP program, $339,000 related to incentive compensation, $282,000 related to increased regional management expenses, increases in gross marketing costs of approximately $689,000 and $235,000 of severance costs. These were partially offset by increases in advertising reimbursements from Siemens of approximately $688,000. Center operating expenses as a percent of total net revenues increased from 49.0% in 2007 to 51.3% in 2008 principally as a result of the decrease in organic sales, higher operating expenses as a percentage of revenue of acquired centers, AARP program implementation costs and costs associated with the expiring Don Shula marketing campaign of approximately $565,000. The operating expenses of the acquired centers were 53.2% of the related net revenues during 2008.

General and administrative expenses decreased by approximately $51,000 in 2008 as compared to 2007. The decrease in general and administrative expenses is attributable to decreases in professional fees of approximately $132,000 and the benefit of vendor rebates of $200,000 recorded in reduction of communication expense. These were partially offset by increases in employee and director stock-based compensation expense of approximately $255,000. Included in general and administrative expense in 2008 and 2007 are $811,000 and $518,000, respectively, of severance costs.

Depreciation was $1.5 million in 2008 and $1.4 million in 2007. Amortization expense was $1.5 million in the 2008 and $896,000 in 2007. The increase in amortization expense is primarily the result of amortization of the AARP license agreement of approximately $391,000.

Interest Expense

Interest expense	2008	2007	Change	%
Notes payable from business acquisitions and others (1)	$ 978	$ 642	$ 336	52.3%
Long-term contractual commitment to AARP (2)	763	—	763	100.0%
Siemens Tranches B and C (3)	2,832	2,696	136	5.0%
Siemens Tranche D and E	935	691	244	35.3%
2003 Convertible Subordinated Notes (4)	—	3,168	(3,168)	(100.0)%
2005 Subordinated Notes (5)	247	825	(578)	(70.1)%
Total interest expense	**$ 5,755**	**$ 8,022**	**$ (2,267)**	**(28.3)%**

	2008	2007	Change	%
Total cash interest expense (6)	$ 1,617	$ 1,703	$ (86)	(5.0)%
Total non-cash interest expense (7)	4,138	6,319	(2,181)	(34.5)%
Total interest expense	**$ 5,755**	**$ 8,022**	**$ (2,267)**	**(28.3)%**

(1) Includes $421,000 and $117,000 in 2008 and 2007, respectively, of non-cash interest expense related to recording of notes at their present value by discounting future payments to market rate of interest (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein).

(2) Includes $763,000 of non-cash interest expense related to recording of long-term contractual commitment to AARP at its present value by discounting future payments to market rate of interest (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein).

(3) The interest expense on Tranches B and C is forgiven by Siemens as long as the minimum purchase requirements are met and a corresponding rebate credit is recorded as a reduction of the cost of products sold (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein and Liquidity and Capital Resources, below).

(4) Includes $3.0 million in 2007 of non-cash debt discount amortization (see Note 7 — Convertible Subordinated Notes, Notes to Consolidated Financial Statements included herein).

(5) Includes $192,000 and $496,000 in 2008 and 2007, respectively, of non-cash debt discount amortization (see Note 8 — Subordinated Notes and Warrant Liability, Notes to Consolidated Financial Statements included herein).

(6) Represents the sum of the cash interest portion paid on the notes payable for business acquisitions and others, the cash interest paid on the Siemens on Tranches D and E loans, Subordinated notes and the cash portion paid on the Convertible Subordinated in 2007.

(7) Represents the sum of the non-cash interest expense related to recording the notes payable for business acquisitions at their present value by discounting future payments to market rate of interest, long-term contractual commitment to AARP at its present value, Siemens Tranches B and C loans, the non-cash interest imputed to the 2005 Subordinated Notes and the 2003 Convertible Subordinated Notes in 2007 related to the debt discount amortization.

The decrease in interest expense in 2008 is attributable to conversion in common shares of the convertible subordinated notes in April of 2007 and the repayment of the 2005 subordinated notes in August of 2008.

Gain on Restructuring of Contract

On August 8, 2008, HearUSA, Inc. (the "Company") entered into a Hearing Care Program Services Agreement with American Association of Retired Persons ("AARP"), Inc. and AARP Services, Inc. (the "Services Agreement"), and an AARP License Agreement with AARP, Inc. (the "License Agreement"), pursuant to which the Company will provide an AARP-branded discount hearing care program to AARP members.

Under the Services Agreement, the Company has agreed to provide to AARP members discounts on hearing aids and related services, through the Company's company-owned centers and independent network of hearing care providers. The Company will allocate $4.4 million annually to promote the AARP program to AARP members and the general public, and will contribute 9.25% of that amount to AARP's marketing cooperative. The Company will also contribute $500,000 annually to fund an AARP sponsored education campaign to educate and promote hearing loss awareness and prevention to AARP members and the general public. The Company has also committed, in cooperation with AARP, to donate a number of hearing aids annually to be distributed free of charge to economically disadvantaged individuals who have experienced hearing loss. The Company was to begin the program with AARP December 1, 2008. The Services Agreement has an initial term of three years ending in December 1, 2011. At the end of the initial three year term, the Company has an option to extend the term of the Services Agreement for an additional two year period.

Pursuant to the License Agreement, AARP granted the Company a limited license to use the AARP name and related trade and service marks in connection with the operation and administration of the AARP program, including the advertising and promotion of the program. The Company originally agreed to pay AARP a fixed annual royalty of $7.6 million for each year of the initial three year term of the AARP license. This provision was eliminated in the December 2008 amendment.

In accordance with SFAS 142 "Goodwill and Other Intangibles", the intangible was recorded at approximately $19.3 million based on the fair value of the payments on the date of issuance using an imputed interest rate of 10%.

In 2008, the Company recorded non-cash interest expense of approximately $763,000 and amortization expense of approximately $391,000 related to the long-term contractual commitment to AARP and corresponding intangible asset.

On December 22, 2008, AARP and the Company amended the License Agreement to restructure the payment terms of the agreement and eliminated the required annual royalty payment. The Company is no longer contractually committed to pay the $7.6 million annual royalty payment. Accordingly the Company wrote off the remaining contractual liability of approximately $20.0 million and the balance of intangible asset of approximately $19.1 million and recorded a corresponding gain on the restructuring of the AARP agreement of approximately $981,000. The Company is currently in negotiations with AARP for restructuring the royalty compensation provision.

Income Taxes

The Company has net operating loss carryforwards of approximately $59.1 million for U.S. income tax purposes. In addition, the Company has temporary differences between the financial statement and tax reporting arising primarily from differences in the amortization of intangible assets and goodwill and depreciation of fixed assets. The deferred tax assets for US purposes have been offset by a valuation allowance because it was determined that these assets were not likely to be realized. The deferred tax assets for Canadian tax purposes are recorded as a reduction of the deferred income tax liability on the Company's balance sheet and were approximately $881,000 at December 27, 2008 and $777,000 at December 29, 2007.

During 2008, the Company recorded a deferred tax expense of approximately $1.1 million compared to approximately $769,000 in 2007 related to estimated taxable income generated by the Canadian operations and the estimated deduction of tax deductible goodwill from its US operations. The deferred income tax expense related to the Canadian operations of approximately $220,000 is due to the estimated utilization of deferred tax benefit previously recorded. The additional deferred income tax expense of approximately $831,000 in 2008 and $595,000 in 2007 was recorded because it cannot be offset by other temporary differences as it relates to infinite-lived assets and the future timing of the reversal of the liability is unknown. Deferred income tax expense will continue to be recorded for these two items as long as the Canadian operations generate taxable income and/or tax deductible goodwill exist for US tax purposes. Tax deductible goodwill with a balance of approximately $33.2 million at December 27, 2008, is expected to increase as we continue to purchase the assets of businesses.

Minority Interest

The Company's fifty percent owned joint venture; HEARx West generated net income of approximately $2.5 million and $3.0 million during 2008 and 2007, respectively. The Company records 50% of the venture's net income as minority interest in the income of a joint venture in the Company's consolidated statements of operations. The minority interest for 2008 and 2007 was approximately $1.3 million and $1.5 million, respectively.

2007 compared to 2006 (in thousands of dollars)

Revenues

Revenues	**2007**	**2006**	**Change**	**% Change**
Hearing aids and other products	$ 95,936	$ 82,820	$ 13,116	15.8%
Services	6,868	5,966	902	15.1%
Total net revenues	**$ 102,804**	**$ 88,786**	**$ 14,018**	**15.8%**

	2007	**2006**	**Change**	**% Change (3)**
Revenues from centers acquired in 2006 (1)	$ 8,193	$	$ 8,193	9.2%
Revenues from centers acquired in 2007	4,600	—	4,600	5.2%
Total Revenues from acquired centers	**12,793**	**—**	**12,793**	**14.4%**
Revenues from comparable centers (2)	**90,011**	**88,786**	**1,225**	**1.4%**
Total net revenues	**$ 102,804**	**$ 88,786**	**$ 14,018**	**15.8%**

(1) Represents that portion of revenue from the 2006 acquired centers recognized for those acquisitions that had less than one full year of revenues recorded in 2006 due to the timing of their acquisition.

(2) Includes revenues from the network business segment as well as the impact of fluctuation of the Canadian exchange rate.

(3) The revenues from acquired centers percentage changes are calculated by dividing them by the total 2006 net revenues.

The $14.0 million or 15.8% increase in net revenues over 2006 is principally a result of revenues from acquired centers which generated approximately $12.8 million or 14.4% over 2006 revenues and a slight increase in revenues from comparable centers of approximately 1.4% above the 2006 total net revenue level. The comparable centers total net revenues also include a favorable impact of $736,000 related to fluctuations in the Canadian exchange rate from 2006 to 2007.

The number of hearing aids sold over 2006 increased by 4.9% and was primarily the result of an increase of 7.9% from acquired centers which was offset by a decrease in the number of hearing aids sold in comparable centers. The impact of the decrease in the number of hearing aids sold from comparable centers was offset by an increase in the average unit selling price of 9.8% over 2006 the average unit selling price. The increase in average unit selling price is primarily due to a different mix of products resulting from patients selecting higher technology hearing aids. The decrease in the number of units sold is in part attributable to lower volume of Florida Medicaid business. Service revenues increased approximately $902,000, or 15.1%, over 2006 consistent with the increase in hearing aid revenues.

Cost of Products Sold and Services

Cost of products sold and services	2007	2006	Change	%
Hearing aids and other products	$ 26,017	$ 24,942	$ 1,075	4.3%
Services	2,088	1,761	327	18.6%
Total cost of products sold and services	**$ 28,105**	**$ 26,703**	**$ 1,402**	**5.3%**
Percent of total net revenues	**27.3%**	**30.1%**	**(2.8)%**	**(9.3)%**

The cost of products sold as reflected above includes the effect of the rebate credits pursuant to our agreements with Siemens. The following table reflects the components of the rebate credits which are included in the above costs of products sold for hearing aids (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein):

Rebate Credits included above	2007	2006	Change	%
Base required payments on Tranches C forgiven	$ 3,945	$ 2,922	$ 1,023	35.0%
Required payments of $65 per Siemens unit from acquired centers on Tranche B forgiven	546	190	356	187.4%
Interest expense on Tranches B and C forgiven	2,696	626	2,070	330.7%
Total rebate credits	**$ 7,187**	**$ 3,738**	**$ 3,449**	**92.3%**
Percent of total net revenues	**7.0%**	**4.2%**	**2.8%**	**66.7%**

The decrease of total cost of products sold and services as a percentage of total net revenue, is due to the additional Siemens rebate credits provided for in the new agreements signed in December 2006. Cost of products sold as a percent of total revenues before the impact of the Siemens rebate credits were 34.3% in both 2007 and 2006.

The base required payment on Siemens Tranche C subject to the rebate credits was reduced from $730,000 to $500,000 per quarter beginning in the fourth quarter of 2007 (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein).

Expenses

Operating expenses	2007	2006	Change	%
Center operating expenses	**$ 50,401**	**$ 42,281**	**$ 8,120**	**19.2%**
Percent of total net revenues	49.0%	47.6%	1.4%	2.9%
General and administrative expenses	**$ 15,227**	**$ 14,005**	**$ 1,222**	**8.7%**
Percent of total net revenues	14.8%	15.8%	(1.0)%	(6.3)%
Depreciation and amortization	**$ 2,248**	**$ 1,988**	**$ 260**	**13.1%**
Percent of total net revenues	2.2%	2.2%	0.0%	0.0%

The increase in center operating expenses in 2007 is mainly attributable to additional expenses of approximately $5.3 million related to the centers acquired and owned for less than twelve months during the year. The remaining increase relates to an increase in incentive compensation of approximately $277,000 associated with additional net revenues, an investment in marketing expense related to the television campaign launched in the second quarter of 2007 of approximately $700,000 and other normal annual increases. As a percent of total net revenues, however, they increased from 47.6% in 2006 to 49.0% in 2007. This increase is mostly attributable to the investment in marketing discussed above and to the fact that the increase in comparable centers revenues from one year to another of 1.5% was lower than the normal annual percentage increase in center operating expenses. Center operating expenses related to acquired centers of 42% of related total net revenues, were in line with management expectations.

General and administrative expenses increased by approximately $1.2 million in 2007 as compared to the same period of 2006. The increase in general and administrative expenses is primarily attributable to charges due to employee severances in the amount of $518,000 and the cost of professional services related to restatement of prior year financial statements of approximately $200,000, and due to increases in business interruption and directors' and officers' insurance premium of approximately $283,000 as well as to normal annual increases of the general and administrative expenses. These increases were partially offset by a decrease in the non-cash stock-based compensation expenses of approximately $370,000.

Depreciation and amortization expense increased by approximately $260,000 in 2007 compared to the same period in 2006. Depreciation was $1.3 million in the 2007 and $1.2 million in 2006. Amortization expense was $896,000 in 2007 and $815,000 in 2006. Most of the amortization expense comes from the amortization of intangible assets related to the acquisitions made by the Company.

Interest Expense

Interest expense	2007	2006	Change	%
Notes payable from business acquisitions and others (1)	$ 642	$ 264	$ 371	140.5%
Siemens Tranche C2 — Interest paid with monthly payments (2)	—	345	(345)	(100.0)%
Siemens Tranches C1 and C3 — accrued interest added to loan balance (2)	—	1,130	(1,130)	(100.0)%
Siemens Tranches A, B and C — interest forgiven (3)	2,696	626	2,077	331.8%
Siemens Tranche D	691	—	691	—
2003 Convertible Subordinated Notes (4)	3,168	2,556	612	23.9%
2005 Subordinated Notes (5)	825	1,361	(536)	(39.4)%
Warrant liability change in value (6)		(319)	319	(100.0)%
Total interest expense	**$ 8,022**	**$ 5,963**	**$ 2,059**	**34.5%**

	2007	2006	Change	%
Total cash interest expense (7)	$ 1,703	$ 2,962	$ (1,266)	(42.7)%
Total non-cash interest expense (8)	6,319	3,001	3,325	110.8%
Total interest expense	**$ 8,022**	**$ 5,963**	**$ 2,059**	**34.5%**

(1) Includes $117,000 of non-cash interest expense related to the recording of notes at their present value by discounting future payments at an imputed rate of interest (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein).

(2) The loan balances related to this interest expense were transferred to the new self-liquidating loan with Siemens under the new December 30, 2006 agreement (Tranches B and C) and will be forgiven going forward so long as minimum purchase requirements are met (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein and Liquidity and Capital Resources, below).

(3) The interest expense on Tranches B and C is forgiven by Siemens as long as the minimum purchase requirements are met and a corresponding rebate credit is recorded in reduction of the cost of products sold (see Note 6 — Long-term Debt, Notes to Consolidated Financial Statements included herein and Liquidity and Capital Resources, below).

(4) Includes $3.0 million in 2007 and $1.8 million in 2006 of non-cash debt discount amortization (see Note 7 — Convertible Subordinated Notes, Notes to Consolidated Financial Statements included herein).

(5) Includes $496,000 in 2007 and $850,000 in 2006 of non-cash debt discount amortization (see Note 8 — Subordinated Notes and Warrant Liability, Notes to Consolidated Financial Statements included herein).

(6) Relates to the change in value of the warrants related to the 2005 subordinated notes and is a non-cash item (see Note 8 — Subordinated Notes and Warrant Liability, Notes to Consolidated Financial Statements included herein).

(7) Represents the sum of the cash interest portion paid on the notes payable for business acquisitions and others, the cash interest paid to Siemens on the Siemens loans (Tranche C2 in 2006 and Tranche D in 2007) and the cash portion paid on the Convertible Subordinated and Subordinated Notes.

(8) Represents the sum of the non-cash interest portion imputed on the notes payable for business acquisitions to adjust the interest rates at market value, the Siemens non-cash interest imputed on Tranches C1 and C3 in 2006 and Tranches B and C in 2007 and the non-cash interest imputed to the 2003 Convertible Subordinated Notes and 2005 Subordinated Notes related to the debt discount amortization.

The increase in interest expense in 2007 is attributable to the overall increase in the Siemens average loan balances resulting from monies drawn under Tranche D at the beginning of the year for working capital purposes and under Tranches B and C for new acquisitions as well as an increase in the average balance of the notes payable from business acquisitions and others, which in total contributed to a net increase in the interest expense of approximately $1.7 million. The remaining increase of approximately $359,000 relates to the non-cash interest charges of approximately $2.6 million for the early conversion of the 2003 Convertible Subordinated Notes (see Note 7 — Convertible Subordinated Notes, Notes to Consolidated Financial Statements included herein), partially offset by reductions due to lower principal balances following the conversion of these notes in common shares in April 2007 and the quarterly repayments made on the 2005 subordinated notes. 2006 also benefited from a reduction on interest due to reduction in value of the warrant liability related to the 2005 subordinated notes, which did not exist in 2007.

LIQUIDITY AND CAPITAL RESOURCES

Siemens Transaction

On December 23, 2008, the Company entered into a Third Amendment to Credit Agreement (Credit Agreement Amendment), Second Amendment to Supply Agreement (Supply Agreement Amendment), Amendment No. 2 to Amended and Restated Security Agreement, a Second Amendment to Investor Rights Agreement ("Investor Rights Amendment") (collectively the "Amendments") and a Purchase Agreement with Siemens Hearing Instruments, Inc. (Siemens). The Company and Siemens are parties to a Second Amended and Restated Credit Agreement dated December 30, 2006, as amended by a First Amendment to Credit Agreement dated as of June 27, 2007 and a Second Amendment to Credit Agreement and First Amendment to Investor Rights Agreement and Supply Agreement dated September 28, 2007 (the "2007 Amendments") (as amended, the "Credit Agreement"), an Amended and Restated Supply Agreement dated December 30, 2006, as amended by the 2007 Amendments (as amended, the "Supply Agreement") and an Investor Rights Agreement dated December 30, 2006, as amended by the 2007 Amendments (as amended, the "Investor Rights Agreement').

Pursuant to these agreements, Siemens has extended to the Company a $50 million credit facility. The Company purchases most of the Company's requirements for hearing aids from Siemens. The December 2006 agreements represented amendments to agreements that had been in place between the parties since 2001. In 2006 when the Credit Agreement was amended, the Company granted to Siemens the right to convert a portion of the debt into common stock at certain times and upon certain conditions. Pursuant to the Supply Agreement, the Company has agreed to purchase at least 90% of its hearing aid purchases in the United States from Siemens and its affiliates. If the minimum purchase requirement of the Supply Agreement is met, the Company earns rebates which are then applied to certain payments due under the Credit Agreement to liquidate those payments. The Investor Rights Agreement provided Siemens with certain rights, including the right to have the shares of common stock underlying the debt be registered for resale and a right of first refusal on equity securities sold by the Company. In 2007 when the 2007 Amendments were made, Siemens agreed to provide the Company with an additional $3 million revolving line of credit for working capital purposes in the form of Tranche E which would be due on December 29, 2008. In addition, in the 2007 amendments Siemens agreed that the $4.2 million principal of Tranche D in the Credit Agreement would be due on December 19, 2008.

In the Amendments and the Purchase Agreement the parties agreed to the following:

- The previous amendment of the Credit Agreement called for cash payments of $7.2 million in December 2008 on Tranches D and E and quarterly principal payments of $500,000 on Tranche

C. The Amendment transferred the amounts due under Tranches D and E to Tranche C. Providing the Company meets the purchase requirements in the Supply Agreement, all repayments on both Tranches can now be self-liquidating.

- The balances of Tranche D and E were transferred to Tranche C. Going forward the credit agreement will have only Tranches B and C.
- Approximately $3.8 million of outstanding debt under the supply agreement was converted into 6.4 million shares of the Company's Common Stock at a conversion price of $0.60 per share. The conversion provisions of the credit agreement were eliminated from the Credit Agreement.
- An additional $6.2 million of debt under the supply agreement was converted into long-term indebtedness under Tranche C.
- The maturity date of the credit and supply agreement was extended an additional two years, to February, 2015.
- Siemens was granted a right of first refusal for all new issuances of equity (except issuances pursuant to employee compensation plans and pursuant to warrants outstanding on the date of the amendments) for a period of 18 months and thereafter a more limited right of first refusal and preemptive rights for the life of the investor rights agreement.
- The Company will invite a representative of Siemens to attend meetings of the Board in a nonvoting observer capacity.

Financing and rebate arrangement

The revolving credit facility is a line of credit of $50 million that bears interest of 9.5% and is secured by substantially all of the Company's assets. Approximately $46.5 million was outstanding at December 27, 2008. Approximately, $5.6 million has been borrowed under Tranche B for acquisitions and $40.9 million has been borrowed under Tranche C. Borrowing for acquisitions under Tranche B is generally based upon a formula equal to 1/3 of 70% of the acquisition's trailing 12 months revenues and any amount greater than that may be borrowed from Tranche C with Siemens' approval. Amounts borrowed under Tranche B are repaid quarterly through rebates at a rate of $65 per Siemens' units sold by the acquisition plus interest. Amounts borrowed under Tranche C are repaid quarterly at $500,000 plus interest. The required payments are subject to the rebate credits described below.

The credit facility also requires that the Company reduce the principal balance by making annual payments in an amount equal to 20% of Excess Cash Flow (as defined in the Amended Credit Agreement), and by paying Siemens 25% of proceeds from any equity offerings the Company may complete. The Company did not have any Excess Cash Flow (as defined) in 2008, 2007 or 2006.

Rebate credits on product sales

The required quarterly principal and interest payments on Tranches B and C are forgiven by Siemens through rebate credits of similar amounts as long as 90% of hearing aid units sold in the US are Siemens products. Amounts rebated are accounted for as a reduction of cost of products sold. If the Company does not maintain the 90% sales requirement, those amounts are not rebated and must be paid quarterly. The 90% requirement is computed on a cumulative twelve month calculation. The Company has always met the 90% requirement since entering into this arrangement in December 2001 and has received approximately $32.2 million in rebates since that time.

Additional quarterly volume rebates of $156,250, $312,500 or $468,750 can be earned by meeting certain quarterly volume tests. These rebates reduce the principal and interest due on Tranches B and C and are recorded as a reduction in products sold. Volume rebates of $1.1 million, $1.3 million and $1.3 million were recorded in 2008, 2007 and 2006, respectively.

The following table summarizes the rebate structure:

	Calculation of Pro forma Rebates to HearUSA when at least 90% of Units Sold are from Siemens (1)			
	Quarterly Siemens' Unit Sales Compared to Prior Years' Comparable Quarter			
	90% but < 95%	95% to 100%	> 100% < 125%	125% and >
Tranche B Rebate	$ 65/unit	$ 65/unit	$ 65/unit	$ 65/unit
	Plus	Plus	Plus	Plus
Tranche C Rebate	$ 500,000	$ 500,000	$ 500,000	$ 500,000
Additional Volume Rebate...........	—	156,250	312,500	468,750
Interest Forgiveness Rebate (2)..	$ 712,500	$ 712,500	$ 712,500	712,500
	$ 1,212,500	$ 1,368,750	$ 1,525,000	$ 1,681,250

(1) Calculated using trailing twelve month units sold by the Company.

(2) Assuming the first $30 million portion of the line of credit is fully utilized.

Marketing arrangement

HearUSA receives monthly cooperative marketing payments from Siemens to reimburse the Company for marketing and advertising expenses for promoting its business and Siemens' products in an amount equal to up to $200,000. Prior to the December 23, 2008 amendment of the credit facility, the Company also received monthly cooperative marketing payments equal to 3.5% of the amount outstanding under Tranche D.

Conversion of debt for equity

Prior to the December 23, 2008 amendment to the credit agreement, the Company was required to make a payment on December 23, 2008 of $4.2 million on Tranche D and $3 million on Tranche E by December 23, 2008 or be declared in default of the agreement. In addition, the Company was required to pay all trade payables within 90 days of the invoice date or be in default of the credit agreement. If there was an event of default, Siemens had the right to convert debt for 6.4 million shares of the Company's common stock at current market price. Rather than paying the $7.2 million on the two Tranches and the trade payables over 90 days, Siemens agreed to convert into the 6.4 million shares at the default terms and allow conversion of the balance of the amounts currently payable into the line of credit. These terms under which Siemens converted the debt into common stock at the current market price were the terms of the original contract for an event of default.

When the Company evaluated the original contract for a beneficial conversion feature, the Company determined that assuming there were no changes to the current circumstances except for the passage of time, the most favorable conversion price would occur if the Company did not repay the $4.2 million due under the Tranche D. That calculation did not result in a beneficial conversion feature. Since the conversion occurred under the terms that were originally agreed to for the conversion, there is no additional charge.

Investor and other rights arrangement

Pursuant to the amended Investor Rights Agreement, the Company granted Siemens resale registration rights for the common stock acquired under the Purchase Agreement. On February 13, 2009 the Company filed the required Form S-3 registration statement to register the 6.4 million shares for resale. The Company is not liable for liquidated damages or penalties.

In addition, for a period of 18 months following the December 23, 2008 amendment, the Company has granted to Siemens certain rights of first refusal in the event the Company chooses to issue equity or if there is a change of control transaction involving a person in the hearing aid industry. Thereafter, Siemens will have a more limited right of first refusal and preemptive rights for the life of the agreement.

The Siemens' credit facility imposes certain financial and other covenants on the Company which are customary for loans of this size and nature, including restrictions on the conduct of the Company's business, the incurrence of indebtedness, merger or sale of assets, the modification of material agreements, changes in capital structure and making certain payments. If the Company cannot maintain compliance with these covenants, Siemens may terminate future funding under the credit facility and declare all then outstanding amounts under the facility immediately due and payable. In addition, a material breach of the supply agreement or a willful breach of certain of the Company's obligations under the Investor Rights Agreement may be declared to be a breach of the credit agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable. Any non-compliance with the supply agreement could have a material adverse effect on the Company's financial condition and continued operations.

Working Capital

During 2008, the working capital deficit decreased $8.8 million to $7.2 million at December 27, 2008 from $16.0 million at December 29, 2007. The decrease in the deficit is mostly attributable to a decrease in trade payables and current maturities of long-term debt which arose from the conversion of approximately $6.2 million in trade payables to long-term indebtedness under Siemens' Tranche C, conversion of approximately $3.8 million in trade payables to 6.4 million shares of the Company's Common Stock and the elimination of the current maturities of subordinated notes of approximately $1.5 million following the repayment of these notes in August 2008 (see Note 8 — Subordinated Notes and Warrant Liability, Notes to Consolidated Financial Statements included herein).

The working capital deficit of $7.2 million includes approximately $2.7 million representing the current maturities of the long-term debt to Siemens which may be repaid through rebate credits. In 2008, the Company generated income from operations of approximately $3.9 million (reduced by among other things approximately $849,000 of non-cash employee stock-based compensation expense and approximately $1.4 million of amortization expense of intangible assets) compared to $6.8 million (reduced by approximately $606,000 of non-cash employee stock-based compensation expense and approximately $896,000 of amortization expense of intangible assets) in 2007. Cash and cash equivalents as of December 27, 2008 were approximately $3.6 million.

Cash Flows

Net cash provided by operating activities in 2008 was approximately $8.7 million compared to approximately $2.1 million in 2007. This improvement was mostly associated with an increase in accounts payable of $5.4 million and income generated from operations of approximately $3.9 million.

During 2008, cash of approximately $4.2 million was used to complete the acquisition of centers, a decrease of approximately $2.8 million and $5.4 million over the $7.0 million and $9.6 million used in 2007 and 2006, respectively, as there were fewer acquisitions in 2008. It is expected that funds will continue to be used for Tranche B and the source of these funds is expected to primarily be from the Siemens' acquisition line of credit. In accordance with the amended agreements prior to releasing these funds the Company must be cash flow positive prior to the acquisition. The increase of approximately $765,000 in the purchase of property and equipment is due in part to expenditures related to upgrades of centers or relocations in 2008.

In 2008, funds of approximately $6.0 million were used to repay long-term debt and subordinated notes. Proceeds of $4.3 million were received from the Siemens' Tranches B and C for acquisitions. The Company expects to continue to draw additional funds from the Siemens' Tranche B in order to pay the cash portion of its 2009 acquisitions. In accordance with the amended agreements prior to releasing these funds the Company must be cash flow positive prior to the acquisition.

The Company believes that current cash and cash equivalents, cash generated at current net revenue levels and acquisition financing provided by its strategic partner, Siemens, will be sufficient to support the Company's operating and investing activities through 2009. However, there can be no assurance that the Company can maintain compliance with the Siemens' loan covenants, that net revenue levels will remain at or higher than current levels or that unexpected cash needs will not arise for which the cash, cash equivalents and cash flow from operations will not be sufficient. In the event of a shortfall in cash, the Company might consider short-term debt, or additional equity or debt offerings. There can be no assurance however, that such financing will be available to the Company on favorable terms or at all. The Company is also continuing its aggressive cost controls and sales and gross margin improvements.

Contractual Obligations

Below is a chart setting forth the Company's contractual cash payment obligations, which have been aggregated to facilitate a basic understanding of the Company's liquidity as of December 27, 2008.

	Payments due by period (000's)				
Contractual obligations	**Total**	**Less than 1 year**	**1 – 3 years**	**4 – 5 Years**	**More Than 5 years**
	$	**$**	**$**	**$**	**$**
Long-term debt (1 and 3)	56,583	7,011	10,483	5,499	33,590
Subtotal of obligations recorded on balance sheet	56,583	7,011	10,483	5,499	33,590
Interest to be paid on long-term debt (2 and 3)	23,310	4,773	8,185	6,869	3,483
Operating leases	19,036	6,450	8,718	2,877	991
Employment agreements	4,881	2,484	2,288	109	—
Purchase obligations (4)	3,961	2,514	1,447	—	—
Total contractual cash obligations	107,771	23,232	31,121	15,354	38,064

(1) Approximately $46.7 million can be repaid through rebate credits from Siemens, including $2.7 million in less than 1 year and $5.3 million in years 1-3, $5.1 million in years 4-5 and $33.6 million in more than 5 years.

(2) Interest on long-term debt includes the interest on the new Tranches B and C that can be repaid through rebate credits from Siemens pursuant to the Amended and Restated Credit Agreement, including $4.3 million in less than 1 year and $7.8 million in years 1-3, $6.9 in years 4-5 and $3.5 million in more than 5 years. Interest repaid through preferred pricing reductions was $2.8 million in 2008. (See Note 6 — Long-Term Debt, Notes to Consolidated Financial Statements included herein).

(3) Principal and interest payments on long-term debt is based on cash payments and not the fair value of the discounted notes (See Note 6 — Long-Term Debt, Notes to Consolidated Financial Statements included herein).

(4) Purchase obligations includes the contractual commitment to AARP for campaigns to educate and promote hearing loss awareness and prevention and the contractual commitment to AARP for public marketing funds for the AARP Health Care Options General Program, including $1.8 million in less than 1 year and $907,000 in years 1-3.

CRITICAL ACCOUNTING POLICIES

Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the consolidated financial statements:

Business acquisitions and goodwill

We account for business acquisitions using the purchase method of accounting. As of January 1, 2009 we adopted the provisions of SFAS 141(R) and will account for acquisitions completed after December 31, 2008 in accordance with SFAS 141(R). SFAS 141(R) revises the manner in which companies account for business combinations and is described more fully elsewhere in this annual report. We determine the purchase price of an acquisition based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more clearly evident. The total purchase price of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, management must identify and attribute values and estimated lives to intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods. Assets acquired in a business combination that will be re-sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

The Company evaluates goodwill and certain intangible assets with indefinite lives not being amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and certain intangible assets are reviewed for impairment annually or more frequently if impairment indicators arise. Indicators at the Company include, but are not limited to: sustained operating losses or a trend of poor operating performance, a decrease in the company's market capitalization below its book value and an expectation that a reporting unit will be sold or otherwise disposed of. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If an impairment is identified, the Company measures and records the amount of impairment losses. The Company performs its annual analysis on the first day of its fourth quarter.

A two-step impairment test is performed on goodwill. In order to do this, management applies judgment in determining its "reporting units", which represent distinct parts of the Company's business. The reporting units determined by management are the centers, the network and e-commerce. The definition of the reporting units affects the Company's goodwill impairment assessments. In the first step, the Company compares the fair value of each reporting unit to its carrying value. Calculating the fair value of the reporting units requires significant estimates and long-term assumptions. The Company tests goodwill for impairment annually on the first day of the Company's fourth quarter, and each of these tests indicated no impairment. The Company estimates the fair value of its reporting units by applying a weighted average of two methods: quoted market prices and discounted cash flows. The weighting is 40% exchange market price and 60% discounted cash flows.

If the carrying value of the reporting unit exceeds its fair value, additional steps are required to calculate an impairment charge. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is the fair value of the reporting unit allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Significant changes in key assumptions about the business and its prospects, or changes in market conditions, stock price, interest rates or other externalities, could result in an impairment charge.

The market capitalization of the Company's stock temporarily declined to approximately $17.3 million on December 11, 2008, which was substantially lower than the Company's estimated combined fair values of its three reporting units. The Company completed a reconciliation of the sum of the estimated fair values of its reporting units to its market value (based upon its stock price at December 11, 2008). We believe one of the primary reconciling differences between fair value and our market capitalization is due to a control premium. We believe the value of a control premium is the value a market participant could extract as savings and / or synergies by obtaining control, and thereby eliminating duplicative overhead costs and obtaining discounts on volume purchasing from suppliers. The Company also considers the following qualitative items that cannot be accurately quantified and are based upon the beliefs of management, but provide additional support for the explanation of the remaining difference between the estimated fair value of the Company's reporting units and its market capitalization:

- The Company's stock is thinly traded;
- The decline in the Company's stock price during 2008 is not directly correlated to a change in the overall operating performance of the Company; and
- Previously unseen pressures are in place given the global financial and economic crisis.

At December 27, 2008 the Company's market capitalization of $26.2 million exceeded the book value of its three reporting units. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our market capitalization again decline below our book value or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in a goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Additionally, as the valuation of identifiable goodwill requires significant estimates and judgment about future performance, cash flows and fair value, our future results could be affected if these current estimates of future performance and fair value change. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Revenue recognition

HearUSA has company-owned centers in its core markets and a network of affiliated providers who provide products and services to customers that are located outside its core markets. HearUSA enters into provider agreements with benefit providers (third party payors such as insurance companies, managed care companies, employer groups, etc.) under (a) a discount arrangement on products and service; (b) a fee for service arrangement; and (c) a per capita basis or capitation arrangements, which is a fixed per member per month fee received from the benefit providers.

All contracts are for one calendar year and are and cancelable with ninety days notice by either party. Under the discount arrangements, the Company provides the products and services to the eligible members of a benefit provider at a pre-determined discount or customary price and the member pays the Company directly for the products and services. Under the fee for service arrangements, the Company provides the products and services to the eligible members at its customary price less the benefit they are allowed (a specific dollar amount), which the member pays directly to the Company. The Company then bills the benefit provider the agreed upon benefit for the service.

Under the capitation agreements, the Company agrees with the benefit provider to provide their eligible members with a pre-determined discount. Revenue under capitation agreements is derived from the sales of products and services to members of the plan and from a capitation fee paid to the Company by the benefit provider at the beginning of each month. The members that are purchasing products and services pay the customary price less the pre-determined discount. This revenue from the sales of products to these members is recorded at the customary price less applicable discount in the period that the product is delivered. The direct expenses consisting primarily of the cost of goods sold and commissions on sales are recorded in the same period. Other indirect operating expenses are recorded in the period which they are incurred.

The capitation fee revenue is calculated based on the total members in the benefit provider's plan at the beginning of each month and is non-refundable. Only a small percentage of these members may ever purchase product or services from the Company. The capitation fee revenue is earned as a result of agreeing to provide services to members without regard to the actual amount of service provided. That revenue is recorded monthly in the period that the Company has agreed to see any eligible members.

The Company records each transaction at its customary price for the three types of arrangements, less any applicable discounts from the arrangements in the center business segment. The products sold are recorded under the hearing aids and other products line item and the services are recorded under the service line item on the consolidated statement of operations. Revenue and expense are recorded when the product has been delivered, net of an estimate for return allowances. Revenue and expense from services and repairs are recorded when the services or repairs have been performed. Capitation revenue is recorded as revenue from hearing aids since it relates to the discount given to the members.

Revenues are considered earned by the Company at the time delivery of product or services have been provided to its customers (when the Company is entitled to the benefits of the revenues).

When the arrangements are related to members of benefit providers that are located outside the Company-owned centers' territories, the revenues generated under these arrangements are included under the network business segment. The Company records a receivable for the amounts due from the benefit providers and a payable for the amounts owed to the affiliated providers. The Company only pays the affiliated provider when the funds are received from the benefit provider. The Company records revenue equal to the minimal fee for processing and administrative fees. The costs associated with these services are operating costs, mostly for the labor of the network support staff and are recorded when incurred.

No contract costs are capitalized by the Company.

Allowance for doubtful accounts

Certain of the accounts receivable of the Company are from health insurance and managed care organizations and government agencies. These organizations could take up to nine months before paying a claim made by the Company and also impose a limit on the time the claim can be billed. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable.

In order to calculate that allowance, the Company first identifies any known uncollectible amounts in its accounts receivable listing and charges them against the allowance for doubtful accounts. Then a specific percent per plan and per aging categories is applied against the remaining receivables to estimate the needed allowance. Any changes in the percent assumptions per plan and aging categories results in a change in the allowance for doubtful accounts. For example, an increase of 10% in the percent applied against the remaining receivables would increase the allowance for doubtful accounts by approximately $31,000.

Sales returns

The Company provides to all patients purchasing hearing aids a specific return period of at least 30 days, or as mandated by state guidelines if the patient is dissatisfied with the product. The Company provides an allowance in accrued expenses for returns. The return period can be extended to 60 days if the patient attends the Company's H.E.L.P. classes. The Company calculates its allowance for returns using estimates based upon actual historical returns. The cost of the hearing aid is reimbursed to the Company by the manufacturer.

Impairment of Long-Lived Assets

Long-lived assets are subject to a review for impairment if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows generated by an asset or asset group is less than its carrying amount, it is considered to be impaired and would be written down to its fair value. Currently we have not experienced any events that would indicate a potential impairment of these assets, but if circumstances change we could be required to record a loss for the impairment of long-lived assets.

Stock-based compensation

Share-based payments are accounted for in accordance with the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"). To determine the fair value of our stock option awards, we use the Black-Scholes option pricing model, which requires management to apply judgment and make assumptions to determine the fair value of our awards. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (the "expected term"), the estimated volatility of the price of our common stock over the expected term and an estimate of the number of options that will ultimately be forfeited.

The expected term is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a historical volatility of our common stock for a period at least equal to the expected term. Estimated forfeitures are calculated based on historical experience. Changes in these assumptions can materially affect the estimate of the fair value of our share-based payments and the related amount recognized in our Consolidated Financial Statements.

Income taxes

Income taxes are calculated in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized.

Both the calculation of the deferred tax assets and liabilities, as well as the decision to establish a valuation allowance requires management to make estimates and assumptions. Although we do not believe there is a reasonable likelihood that there will be a material change in the estimates and assumptions used, if actual results are not consistent with the estimates and assumptions, the balances of the deferred tax assets, liabilities and valuation allowance could be adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No 160 ("SFAS 160"), "Non-controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51," which requires all entities to report minority interests in subsidiaries as equity in the consolidated financial statements, and requires that transactions between entities and non-controlling interests be treated as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, and will be applied prospectively. The Company expects SFAS 160 to impact the accounting for HEARx West's minority interest.

In December 2007, the FASB issued SFAS No. 141(R) ("SFAS 141R"), "Business Combinations," which will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings, and may impact a company's acquisition strategy. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008, and will be applied prospectively. The Company does not expect this standard will have a significant impact on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: (I) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect this standard will have a significant impact on its disclosures.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not anticipate that the adoption of FSP FAS 142-3 will have a significant impact on its financial position and results of operations.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting "Principles. The Company does not expect this standard will have a material impact on its results of operations, financial position and results of operations.

In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", or FSP APB 14-1. FSP APB 14-1 specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. We are required to adopt FSPAPB 14-1 at the beginning of 2009 and apply FSP APB 14-1 retrospectively to all periods presented. We are currently evaluating the impact of adopting FSP APB14-1 on our financial position and results of operations. The Company does not expect this standard will have a material impact on its results of operations, financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company does not engage in derivative transactions. The Company does become exposed to foreign currency transactions as a result of its operations in Canada. The Company does not hedge such exposure. Differences in the fair value of investment securities are not material; therefore, the related market risk is not significant. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt. The following table presents the Company's financial instruments for which fair value and cash flows are subject to changing market interest rates:

	Fixed Rate 9.5% Due February 2015 $ (000's)	Variable Rate 5% to 13.9% Other $ (000's)	Total $ (000's)
2009	(2,683)	(4,232)	(6,915)
2010	(2,676)	(2,839)	(5,515)
2011	(2,653)	(1,846)	(4,499)

	Fixed Rate 9.5% Due February 2015 $ (000's)	Variable Rate 5% to 13.9% Other $ (000's)	Total $ (000's)
2012	(2,579)	(393)	(2,972)
2013	(2,480)	(43)	(2,523)
Thereafter	(33,590)	—	(33,590)
Total	(46,661)	(9,353)	(56,014)
Estimated fair value	(46,661)	(9,353)	(56,014)

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Board of Directors
HearUSA, Inc.
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheets of HearUSA, Inc. as of December 27, 2008 and December 29, 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended December 27, 2008. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for Registration Rights Agreements when it adopted FSP EITF 00-19-2, "Accounting for Registration Payment Arrangements", on December 31, 2006.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of HearUSA, Inc. at December 27, 2008 and December 29, 2007, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 27, 2008, in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

BDO Seidman, LLP
Certified Public Accountants
West Palm Beach, Florida
March 27, 2009

HearUSA, Inc.
Consolidated Balance Sheets

	December 27, 2008	December 29, 2007
	(Dollars in thousands)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,553	$ 3,369
Accounts and notes receivable, less allowance for doubtful accounts of $506,000 and $498,000	7,371	8,825
Inventories	1,682	2,441
Prepaid expenses and other	502	1,283
Deferred tax asset	—	62
Total current assets	**13,108**	**15,980**
Property and equipment, net (Notes 3 and 4)	**4,876**	**4,356**
Goodwill (Notes 3 and 5)	**65,953**	**63,134**
Intangible assets, net (Notes 3 and 5)	**15,630**	**16,165**
Deposits and other	**810**	**691**
Restricted cash and cash equivalents	**224**	**216**
Total Assets	**$ 100,601**	**$ 100,542**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 4,959	$ 12,467
Accrued expenses	3,208	2,523
Accrued salaries and other compensation	3,713	3,521
Current maturities of long-term debt	6,915	10,746
Current maturities of subordinated notes, net of debt discount of $60,000 in 2007	—	1,480
Dividends payable	34	34
Minority interest in net income of consolidated joint venture, currently payable	1,526	1,221
Total current liabilities	**20,355**	**31,992**
Long-term debt (Notes 3 and 6)	**49,099**	**36,499**
Deferred income taxes	**7,284**	**6,462**
Total long-term liabilities	**56,383**	**42,961**
Commitments and contingencies (Note 15)	—	—
Stockholders' equity (Notes 9 and 10)		
Preferred stock (aggregate liquidation preference $2,330,000, $1 par, 7,500,000 shares authorized)		
Series H Junior Participating (none outstanding)	—	—
Series J (233 shares outstanding)	—	—
Total preferred stock	—	—
Common stock: $.10 par; 75,000,000 shares authorized 44,828,384 and 38,325,414 shares issued	4,483	3,833
Stock subscription	—	(412)
Additional paid-in capital	137,032	133,261
Accumulated deficit	(116,416)	(113,076)
Accumulated other comprehensive income	1,249	4,468
Treasury stock, at cost: 523,662 common shares	(2,485)	(2,485)
Total Stockholders' Equity	**23,863**	**25,589**
Total Liabilities and Stockholders' Equity	**$ 100,601**	**$ 100,542**

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Operations

	Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
	(Dollars and shares in thousands, except per share amounts)		
Net revenues			
Hearing aids and other products	$ 104,392	$ 95,936	$ 82,820
Services	7,596	6,868	5,966
Total net revenues	111,988	102,804	88,786
Operating costs and expenses			
Hearing aids and other products	30,171	26,017	24,942
Services	2,311	2,088	1,761
Total cost of products sold and services excluding depreciation and amortization	32,482	28,105	26,703
Center operating expenses	57,450	50,401	42,281
General and administrative expenses (including approximately $849,000, $606,000 and $976,000 in 2008, 2007 and 2006 of non-cash employee stock-based compensation expense— Notes 1 and 10)	15,176	15,227	14,005
Depreciation and amortization	2,963	2,248	1,988
Total operating costs and expenses	108,071	95,981	84,977
Income from operations	3,917	6,823	3,809
Non-operating income (expense):			
Gain from insurance settlement	—	—	203
Gain on restructuring of contract (Note 13)	981	—	—
Interest income	42	164	152
Interest expense (including approximately $763, 000 of non-cash interest expense on a long-term contractual commitment in 2008 (Note 13), $421,000 and $117,000 of non-cash interest expense on discounted notes payable in 2008 and 2007 (Note 6) and $192,000, $3.5 million and $2.7 million of non-cash debt discount amortization in 2008, 2007 and 2006 (Note 7) and a non-cash reduction of approximately $319,000 for the decrease in the fair value of the warrant liability in 2006 — Note 8)	(5,755)	(8,022)	(5,964)
Loss before income tax expense and minority interest in income of consolidated Joint Venture	(815)	(1,035)	(1,800)
Income tax expense (Note 14)	(1,126)	(769)	(741)

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Operations

	Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
	(Dollars and shares in thousands, except per share amounts)		
Minority interest in income of consolidated Joint Venture	(1,260)	(1,478)	(633)
Net loss	(3,201)	(3,282)	(3,174)
Dividends on preferred stock (Notes 9C)	(139)	(137)	(138)
Net loss applicable to common stockholders	$ (3,340)	$ (3,419)	$ (3,312)
Net loss applicable to common stockholders per common share — basic and diluted (Note 1)	$ (0.09)	$ (0.09)	$ (0.10)
Weighted average number of shares of common stock outstanding (Notes 1, 9 and 10)	38,635	36,453	32,225

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Changes in Stockholders' Equity

	Year Ended					
	December 27, 2008		December 29, 2007		December 30, 2006	
	Shares	Amount	Shares	Amount	Shares	Amount
	(Dollars and shares in thousands)					
Preferred stock						
Balance beginning and end of year	—	$ —	—	$ —	—	$ —
Common stock						
Balance, beginning of year	38,325	$ 3,833	32,030	$ 3,203	31,893	$ 3,189
Exercise of employee stock options	210	21	473	47	7	1
Issuance of common stock for exchangeable shares	93	9	164	17	30	3
Issuance of restricted stock	—	—	—	—	100	10
Cancellation of stock subscription	(200)	(20)				
Issuance of common stock for convertible debt	—	—	3,158	316	—	—
Issuance of common stock for repayment of debt	6,400	640				
Warrant exercise	—	—	2,500	250	—	—
Balance, end of year	44,828	$ 4,483	38,325	$ 3,833	32,030	$ 3,203
Treasury stock						
Balance beginning and end of year	524	$ (2,485)	524	$ (2,485)	524	$ (2,485)
Stock subscription						
Balance, beginning of year		$ (412)		$ (412)		$ (412)
Cancellation of stock subscription		412		—		—
Balance, end of year		$ —		$ (412)		$ (412)
Additional paid-in capital:						
Balance, beginning of year		$133,261		$123,972		$121,935
Cumulative effect of adjustment (Note 8)		—		246		—
Employee stock-based compensation expense		849		606		976
Cancellation of stock subscription		(392)		—		—
Value of warrants issued with debt		—		—		917
Exercise of employee stock options		125		399		4
Issuance of common stock for exchangeable shares		(11)		(16)		(3)
Exercise of warrants		—		2,871		—
Consulting expense		—		32		143
Issuance of common stock for convertible debt				5,151		—
Issuance of common stock for repayment of debt		3,200		—		—
Balance, end of year		$137,032		$133,261		$123,972

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Changes in Stockholders' Equity

	Year Ended		
	December 27, 2008 Amount	December 29, 2007 Amount	December 30, 2006 Amount
		(Dollars in thousands)	
Accumulated deficit:			
Balance, beginning of year	$ (113,076)	$ (109,521)	$ (106,209)
Cumulative effect adjustment (Note 8)	—	(136)	—
Net loss	(3,201)	(3,282)	(3,174)
Dividends on preferred stock	(139)	(137)	(138)
Balance, end of year	$ (116,416)	$ (113,076)	$ (109,521)
Accumulated other comprehensive income:			
Balance, beginning of year	$ 4,468	$ 2,163	$ 2,214
Foreign currency translation adjustment	(3,219)	2,305	(51)
Balance, end of year	$ 1,249	$ 4,468	$ 2,163
Comprehensive income (loss):			
Net loss	$ (3,201)	$ (3,282)	$ (3,174)
Foreign currency translation adjustment	(3,219)	2,305	(51)
Comprehensive loss	$ (6,420)	$ (977)	$ (3,225)

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 27, 2008	December 29, 2007	December 30, 2006
	(Dollars in thousands)		
Cash flows from operating activities			
Net loss	$ (3,201)	$ (3,282)	$ (3,174)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Debt discount amortization	192	2,122	2,694
Depreciation and amortization	2,963	2,248	1,988
Interest on Siemens Tranche C and Tranche D	—	—	1,130
Employee stock-based compensation	849	606	976
Interest on reduction of warrant exercise price	—	1,371	—
Minority interest in income of consolidated subsidiary	1,260	1,478	633
Deferred tax expense	1,068	769	870
Interest on long-term contractual commitment	763	—	—
Provision for doubtful accounts	424	478	379
Interest on discounted notes payable	421	117	—
Consulting stock-based compensation	—	32	28
Principal payments on long-term debt made through rebate credits	(3,783)	(4,491)	(3,112)
Gain on restructuring of contract	(981)	—	—
Decrease in fair value of warrant liability	—	—	(319)
Other	(102)	(8)	7
(Increase) decrease in:			
Accounts and notes receivable	569	(1,209)	(1,233)
Inventories	755	(281)	(767)
Prepaid expenses and other	679	287	218
Increase in:			
Accounts payable and accrued expenses	6,595	1,171	4,348
Accrued salaries and other compensation	245	666	233
Net cash provided by operating activities	8,716	2,074	4,899
Cash flows from investing activities			
Purchase of property and equipment	(1,501)	(736)	(1,200)
Proceeds from redemption of certificates of deposit	—	—	226
Business acquisitions	(4,157)	(6,963)	(9,601)
Net cash used in investing activities	(5,658)	(7,699)	(10,575)
Cash flows from financing activities			
Proceeds from issuance of long-term debt	4,271	11,806	7,539
Payments on long-term debt	(4,444)	(3,803)	(3,039)
Payments on subordinated notes	(1,540)	(1,760)	(1,760)
Payments on convertible subordinated notes	—	(784)	(1,250)
Proceeds from exercise of employee stock options	146	447	5
Proceeds from the exercise of warrants	—	1,750	—
Distributions paid to minority interest	(956)	(890)	—
Dividends on preferred stock	(139)	(137)	(138)
Net cash provided by financing activities	(2,662)	6,629	1,357

See accompanying notes to consolidated financial statements

HearUSA, Inc.
Consolidated Statements of Cash Flows

	Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Effects of exchange rate changes on cash	(212)	39	(62)
Net increase (decrease) in cash and cash equivalents	184	1,043	(4,381)
Cash and cash equivalents at beginning of year	3,369	2,326	6,707
Cash and cash equivalents at end of year	$ 3,553	$ 3,369	$ 2,326
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 1,567	$ 1,659	$ 1,200
Supplemental schedule of non-cash investing and financing activities:			
Principal payments on long-term debt through rebate credits	$ 3,783	$ 4,491	$ 3,112
Interest payments on long-term debt through rebate credits	$ 2,832	$ 2,696	$ 626
Issuance of note payable in exchange for business acquisitions	$ 3,227	$ 6,445	$ 6,711
Issuance of capital leases in exchange for property and equipment	$ 445	$ 416	$ 172
Conversion of accounts payable to notes payable	$ 8,985	$ —	$ 2,200
Conversion of debt to common stock	$ 3,840	$ —	$ —
Acquisition of intangible asset	$ 19,273	$ —	$ —
Issuance of contractual liability	$ 19,273	$ —	$ —
Restructuring of contractual obligation written off (AARP)	$ 20,036		
Intangible asset written off (AARP)	$ 19,055	$ —	$ —
Purchase of equipment with volume discount credit	$ 200	$ —	$ —

See accompanying notes to consolidated financial statements

1. Description of the Company and Summary of Significant Accounting Policies

The Company

HearUSA Inc. ("HearUSA" or "the Company"), a Delaware corporation, was established in 1986. As of December 27, 2008, the Company has a network of 202 company-owned hearing care centers in ten states and the Province of Ontario, Canada. The Company also sponsors a network of approximately 1,900 credentialed audiology providers that participate in selected hearing benefit programs contracted by the Company with employer groups, health insurers and benefit sponsors in 49 states. The centers and the network providers provide audiological products and services for the hearing impaired.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

During 2008 and 2007 the Company's fifty percent owned Joint Venture, HEARx West, Inc, generated net income of approximately $2.5 million and $3.0 million, respectively. Since the Company is the general manager of Hearx West and it's day to day operations, the Company has significant control over the joint venture. Therefore, the accounts of Hearx West, LLC and its wholly owned subsidiary, Hearx West, Inc., are consolidated in these financial statements.

According to the Company's agreement with its joint venture partner, The Permanente Federation, the Company had included in its statement of operations 100% of the losses incurred by the joint venture since its inception and then received 100% of the net income of the joint venture until the accumulated deficit was eliminated which was completely eliminated at the end of the second quarter of 2006. The Company now records 50% of the venture's net income as minority interest in income of consolidated subsidiary in the Company's consolidated statements of operations with a corresponding liability on its consolidated balance sheets.

Revenue Recognition

HearUSA has company-owned centers in its core markets and a network of affiliated providers who provide products and services to customers that are located outside its core markets. HearUSA enters into provider agreements with benefit providers (third party payors such as insurance companies, managed care companies, employer groups, etc.) under (a) a discount arrangement on products and service; (b) a fee for service arrangement; and (c) a per capita basis or capitation arrangements, which is a fixed per member per month fee received from the benefit providers.

All contracts are for one calendar year and are and cancelable with ninety days notice by either party.

Under the discount arrangements, the Company provides the products and services to the eligible members of a benefit provider at a pre-determined discount or customary price and the member pays the Company directly for the products and services. Under the fee for service arrangements, the Company provides the products and services to the eligible members at its customary price less the benefit they are allowed (a specific dollar amount), which the member pays directly to the Company. The Company then bills the benefit provider the agreed upon benefit for the service.

Under the capitation agreements, the Company agrees with the benefit provider to provide their eligible members with a pre-determined discount. Revenue under capitation agreements is derived from the sales of products and services to members of the plan and from a capitation fee paid to the Company by the benefit provider at the beginning of each month. The members that are purchasing products and services pay the customary price less the pre-determined discount. This revenue from the sales of products to these members is recorded at the customary price less applicable discount in the period that the product is delivered. The direct expenses consisting primarily of the cost of goods sold and commissions on sales are recorded in the same period. Other indirect operating expenses are recorded in the period which they are incurred.

The capitation fee revenue is calculated based on the total members in the benefit provider's plan at the beginning of each month and is non-refundable. Only a small percentage of these members may ever purchase product or services from the Company. The capitation fee revenue is earned as a result of agreeing to provide services to members without regard to the actual amount of service provided. That revenue is recorded monthly in the period that the Company has agreed to see any eligible members.

The Company records each transaction at its customary price for the three types of arrangements, less any applicable discounts from the arrangements in the center business segment. The products sold are recorded under the hearing aids and other products line item and the services are recorded under the service line item on the consolidated statement of operations. Revenue and expense are recorded when the product has been delivered, net of an estimate for return allowances. Revenue and expense from services and repairs are recorded when the services or repairs have been performed. Capitation revenue is recorded as revenue from hearing aids since it relates to the discount given to the members.

Revenues are considered earned by the Company at the time delivery of product or services have been provided to its customers (when the Company is entitled to the benefits of the revenues).

When the arrangements are related to members of benefit providers that are located outside the Company-owned centers' territories, the revenues generated under these arrangements are included under the network business segment. The Company records a receivable for the amounts due from the benefit providers and a payable for the amounts owed to the affiliated providers. The Company only pays the affiliated provider when the funds are received from the benefit provider. The Company records revenue equal to the minimal fee for processing and administrative fees. The costs associated with these services are operating costs, mostly for the labor of the network support staff and are recorded when incurred.

No contract costs are capitalized by the Company.

Foreign Currency Translation

The consolidated financial statements for the Company's Canadian subsidiaries are translated into U.S. dollars at current exchange rates. For assets and liabilities, the year-end rate is used. For revenues, expenses, gains and losses the average rate for the period is used. Unrealized currency adjustments in the Consolidated Balance Sheet are accumulated in stockholders' equity as a component of accumulated other comprehensive income.

Intercompany foreign currency transactions are considered of a long term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future). Translation adjustments on the intercompany foreign currency transactions are included in other comprehensive income.

Comprehensive Income (Loss)

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's other comprehensive income represents foreign currency translation adjustment.

Fiscal year

The Company's fiscal year ends on the last Saturday in December and customarily consists of four 13-week quarters for a total of 52 weeks. Every sixth year includes 53 weeks. 2008 and 2007 include 52 weeks. The next year with 53 weeks will be 2011.

Concentration of credit risk

The Company maintains its cash deposits at commercial banks. We place our cash and cash equivalents with high quality financial institutions. At times, our account balances may exceed federally insured limits. The maximum potential loss that would result from this excess is approximately $4.1 million. Management believes the Company is not exposed to any significant risk on its cash accounts.

Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer's trade accounts receivable.

Inventories

Inventory of hearing aids consists of finished product directly purchased from the manufacturers. The cost of the inventory corresponds to the amount directly charged by the manufacturers, which includes freight. The Company does not incur charges for buying or inspection costs.

Inventories of batteries, special hearing devices and related items, are priced at the lower of cost (first-in, first-out) or market.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

Business acquisitions and goodwill and other intangible assets

We account for business acquisitions using the purchase method of accounting. As of January 1, 2009 we adopted the provisions of SFAS 141(R) and will account for acquisitions completed after December 31, 2008 in accordance with SFAS 141(R). SFAS 141(R) revises the manner in which companies account for business combinations and is described more fully elsewhere in this annual report. We determine the purchase price of an acquisition based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more clearly evident. The total purchase price of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, management must identify and attribute values and estimated lives to intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods. Assets acquired in a business combination that will be re-sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

The Company evaluates goodwill and certain intangible assets with indefinite lives not being amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and certain intangible assets are reviewed for impairment annually or more frequently if impairment indicators arise. Indicators at the Company includes, but are not limited to: sustained operating losses or a trend of poor operating performance, a decrease in the company's market capitalization below its book value and an expectation that a reporting unit will be sold or otherwise disposed of. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If an impairment is identified, the Company measures and records the amount of impairment losses. The Company performs its annual analysis on the first day of its fourth quarter.

A two-step impairment test is performed on goodwill. In order to do this, management applies judgment in determining its "reporting units", which represent distinct parts of the Company's business. The reporting units determined by management are the centers, the network and e-commerce. The definition of the reporting units affects the Company's goodwill impairment assessments. In the first step, the Company compares the fair value of each reporting unit to its carrying value. Calculating the fair value of the reporting units requires significant estimates and long-term assumptions. The Company tests goodwill for impairment annually on the first day of the Company's fourth quarter, and each of these tests indicated no impairment. The Company estimates the fair value of its reporting units by applying a weighted average of two methods: quoted market prices and discounted cash flows. The weighting is 40% exchange market price and 60% discounted cash flows.

If the carrying value of the reporting unit exceeds its fair value, additional steps are required to calculate an impairment charge. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is the fair value of the reporting unit allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Significant changes in key assumptions about the business and its prospects, or changes in market conditions, stock price, interest rates or other externalities, could result in an impairment charge.

The market capitalization of the Company's stock temporarily declined to approximately $17.3 million on December 11, 2008, which was substantially lower than the Company's estimated combined fair values of its three reporting units. The Company completed a reconciliation of the sum of the estimated fair values of its reporting units to its market value (based upon its stock price at December 11, 2008). We believe one of the primary reconciling differences between fair value and our market capitalization is due to a control premium. We believe the value of a control premium is the value a market participant could extract as savings and / or synergies by obtaining control, and thereby eliminating duplicative overhead costs and obtaining discounts on volume purchasing from suppliers. The Company also considers the following qualitative items that cannot be accurately quantified and are based upon the beliefs of management, but provide additional support for the explanation of the remaining difference between the estimated fair value of the Company's reporting units and its market capitalization:

- The Company's stock is thinly traded;
- The decline in the Company's stock price during 2008 is not directly correlated to a change in the overall operating performance of the Company; and
- Previously unseen pressures are in place given the global financial and economic crisis.

At December 27, 2008 the Company's market capitalization of $26.2 million exceeded the book value of its three reporting units. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our market capitalization again decline below our book value or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in a goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Additionally, as the valuation of identifiable goodwill requires significant estimates and judgment about future performance, cash flows and fair value, our future results could be affected if these current estimates of future performance and fair value change. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Other intangible assets include finite lived intangible assets, such as patient files and customer lists, which are amortized over the estimated useful life of the assets of 15 to 25 years, generally based upon estimated undiscounted future cash flows resulting from use of the asset. Indefinite lived assets include trademarks and trade-names, which are not amortized.

Pre-opening costs

The costs associated with the opening of new centers are expensed as incurred.

Long-lived assets — impairments and disposals

The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. At December 27, 2008 no long-lived assets were held for disposal. No impairment losses were recorded in the consolidated statement of operations for the three years ended December 27, 2008.

Deferred Financing Costs and Debt Discounts

Costs associated with arranging financing and note discounts are deferred and expensed over the term of the related financing arrangement using the effective interest method. Should we repay an obligation earlier than its contractual maturity, any remaining deferred financing costs are charged to earnings.

Vendor rebates

The Company receives various pricing rebates from Siemens recorded based on the earning of such rebates by meeting the compliance levels of the Supply Agreement. Those levels relate to quarterly sales of hearing aid products net of returns. These rebates are recorded monthly on a systematic basis based on supporting historical information that the Company has met these compliance levels and reduce the outstanding Siemens' loan balance and accrued interest and reduce the cost of products sold for the respective quarter.

Marketing allowances

The Company receives a monthly marketing allowance from Siemens to reimburse the Company for marketing and advertising expenses for promoting its business and Siemens' products. The Company's advertising rebates, which represent a reimbursement of specific incremental, identifiable advertising costs, are recorded as an offset to advertising expense.

Advertising costs

Costs of newspaper, television, and other media advertising are expensed as incurred and were approximately $7.6 million, $7.4 million and $6.2 million in 2008, 2007, and 2006, respectively.

Sales return policy

The Company provides to all patients purchasing hearing aids a specific return period of at least 30 days, or as mandated by state guidelines. The Company provides an allowance in accrued expenses for returns. The return period can be extended to 60 days if the patient attends the Company's H.E.L.P. classes. The Company calculates its allowance for returns using estimates based upon actual historical returns. The cost of a returned hearing aid is reimbursed to the Company by the manufacturer.

Warranties

The Company provides its patients with warranties on hearing aids varying from one to three years. The first year of the warranty is always covered by the manufacturer's warranty. The warranties provided for the second and third year require a co-payment from the patients, usually covering the cost of the repair or replacement to the Company. When the cost of repair or replacement to the Company is estimated to exceed the patient co-pay, the Company provides an allowance in accrued expenses to cover the future excess cost. Historically such amounts have been minimal.

Income taxes

Deferred taxes are provided for temporary differences arising from the differences between financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to amounts considered more likely than not to be realized.

Net loss per common share

The Company calculates net income per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share ("EPS") is computed by dividing net income or loss attributable to common stockholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded where their effect would be antidilutive.

Common stock equivalents for convertible debt, mandatorily redeemable convertible preferred stock, outstanding options and warrants to purchase common stock, of approximately 2.0 million, 8.3 million, and 12.3 million, respectively, were excluded from the computation of net loss per common share — diluted at December 27, 2008, December 29, 2007 and December 30, 2006 because they were anti-dilutive. For purposes of computing net (loss) applicable to common stockholders per common share — basic and diluted, for the years ended December 27, 2008, December 29, 2007 and December 30, 2006, the weighted average number of shares of common stock outstanding includes the effect of 503,061, 596,161 and 760,461, respectively, exchangeable shares of HEARx Canada, Inc., as if they were outstanding common stock of the Company.

Stock-based compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards No. 123(R), "Share-Based Payment", (SFAS 123(R)), using the modified-prospective transition method. Under this transition method, compensation expense recognized includes the estimated fair value of stock options and restricted stock units ("RSU") granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, and the estimated fair value of the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123").

The fair value for stock awards was estimated at the date of grant using a Black-Scholes option valuation model. Options and RSU's-service based granted are valued using the single option valuation approach and compensation expense is recognized using a straight-line method. Restricted stock units with performance based vesting provisions are expensed based on our estimate of achieving the specific performance criteria over the requisite service period. We perform periodic reviews of the progress of actual achievement against the performance criteria in order to reassess the likely vesting scenario and, when applicable, realign the expense associated with that outcome. Total stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 27, 2008, December 29, 2007 and December 30, 2006, was approximately $849,000, $606,000 and $976,000, respectively. This additional expense is non-cash and therefore has no effect on the Company's cash flows.

The fair value for stock awards was estimated using a Black-Scholes option valuation model with the following weighted average assumptions.

	Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Risk free interest rate	3.79%	4.63%	4.69%
Expected life in years	10	10	10
Expected volatility	86%	84%	86%
Weighted average exercise price	$ 0.76	$ 1.28	$ 1.30

The expected term of the options represents the estimated period of time from grant until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on historical volatility of our stock for a period at least equal to the expected term. The risk-free interest rate is based on the implied yield available on United States Treasury zero-coupon issues with an equivalent remaining term. We have not paid dividends in the past and do not plan to pay any dividends in the foreseeable future.

SFAS 123 (R) requires the estimation of forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period should actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative adjustment, which is recognized in the period of change and which impacts the amount of unamortized compensation expense to be recognized in future periods.

Cash and Cash Equivalents

Temporary cash investments which are not restricted as to their use and have an original maturity of ninety days or less are considered cash equivalents.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Restricted Cash and Cash Equivalents

Restricted cash deposited with clearing organizations and cash equivalents at December 27, 2008 and December 29, 2007 consist of certificates of deposit with contractual maturities of one year or less of approximately $224,000 and $216,000 pledged as collateral for automated clearing house exposure.

3. Business Acquisitions

In 2008, the Company continued to pursue a strategy of its acquiring hearing care centers located in the Company's core and target markets. The Company often can benefit from the synergies of combined staffing and can use advertising more efficiently.

The Company acquired the assets of twenty hearing care centers in New York, Michigan, Florida, North Carolina, California and the Province of Ontario in thirteen separate transactions during 2008. Consideration was cash of approximately $3.6 million and notes payable of approximately $3.2 million. The acquisitions resulted in additions to goodwill of approximately $5.4 million, fixed assets of approximately $126,000, customer lists and non-compete agreements of approximately $1.2 million. The notes payable bear interest varying from 5% to 7% and are payable in quarterly installments varying from

$3,000 to $83,000, plus accrued interest, through October 2012. In accordance with SFAS 141 "Business Combinations" these notes have been recorded at their fair value on the date of issuance using an imputed interest rate of 10%. The Company drew approximately $3.6 million on its acquisition line of credit with Siemens to fund these acquisitions (see Note 6 — Long-term Debt).

During 2007, the Company acquired the assets of twenty-four hearing care centers in New York, Missouri, Michigan, Florida, North Carolina, California and the Province of Ontario in seventeen separate transactions. Consideration was cash of approximately $6.8 million and notes payable of approximately $6.8 million. The acquisitions resulted in additions to goodwill of approximately $10.4 million, fixed assets of approximately $379,000, customer lists and non-compete agreements of approximately $2.9 million and deferred tax liabilities of approximately $387,000. The notes payable bear interest varying from 5% to 7% and are payable in quarterly installments varying from $8,000 to $255,000, plus accrued interest, through September 2011. Interest was imputed at market rates ranging from 7.3% to 9.5% in 2007. The Company drew approximately $6.8 million on its acquisition line of credit with Siemens to fund these acquisitions (see Note 6 — Long-term Debt).

During 2006, the Company, in 21 separate transactions acquired the assets of 31 hearing care centers in New Jersey, New York, California, Michigan, Florida and the Province of Ontario. Consideration paid was approximately $9.5 million of cash and notes payable of approximately $6.7 million. The acquisitions resulted in additions to goodwill of approximately $13.4 million, fixed assets of approximately $229,000, customer lists and non-compete agreements of approximately $2.9 million. All additions to intangibles are amortizable for income tax purposes. The notes payable bear interest at rates varying from 5% to 7.0% and are payable in quarterly installments varying from $8,000 to $84,000 plus accrued interest through October 2011. In connection with these acquisitions, the Company utilized approximately $7.8 million of its revolver with Siemens.

The following unaudited pro forma information represents the results of operations of the Company for the years ended December 27, 2008, December 29, 2007 and December 30, 2006, as if the acquisitions occurred on December 30, 2007, December 31, 2006 and January 1, 2006. This pro forma information may not be indicative of future operations:

	December 27, 2008	December 29, 2007	December 30, 2006
Total revenue	$ 115,000	$ 118,000	$ 109,000
Net loss	$ (3,011)	$ (1,650)	$ (1,037)
Net loss applicable to common stockholder per share — basic and diluted	$ (0.08)	$ (0.05)	$ (0.03)

The allocated value of the customer lists, non-compete agreements and contracts were recorded as intangible assets on the consolidated balance sheets.

Goodwill recorded as a result of an asset-based acquisition in the United States is generally deducted over a 15 year period for tax purposes. Seventy-five percent of goodwill recorded in an asset-based Canadian acquisition is deducted based on a 7% declining balance.

4. Property and Equipment and Leases

Property and equipment consists of the following:

	Range of Useful Lives	December 27, 2008	December 29, 2007
Equipment, furniture and fixtures	5 -10 years	$ 13,776	$ 12,900
Leasehold Improvements	Lesser of life of lease or asset life	7,930	8,629
Computer systems	3 years	3,686	3,648
Construction in progress	N/A	555	63
		25,947	25,240
Less accumulated depreciation and amortization		21,071	20,884
		$ 4,876	$ 4,356

Equipment on capital leases totaled $2.2 million and $1.8 million in 2008 and 2007, respectively. Accumulated depreciation on equipment on capital leases was $1.6 million and $1.4 million in 2008 and 2007, respectively.

Included in depreciation and amortization is approximately $250,000 in amortization expense related to equipment under capital lease obligations.

Total estimated future depreciation expense for the Company's current property and equipment are as follows:

2009	$ 1,486
2010	990
2011	602
2012	418
2013	235
Thereafter	1,145

The Company leases facilities primarily for hearing centers. These are located in retail shopping areas and have terms expiring through 2016. The Company recognizes rent expense on a straight-line basis over the lease term. The leases have renewal clauses of 1 to 10 years at the option of the Company. The difference between the straight-line and actual payments is due to escalating rents in the lease contracts and is included in accrued expenses in the accompanying consolidated balance sheets. Equipment and building rent expense under operating leases in 2008, 2007 and 2006 was approximately $8.9 million, $7.8 million and $6.7 million, respectively.

Approximate future minimum rental commitments under operating leases are as follows:

2009	$ 6,450
2010	5,495
2011	3,223
2012	1,858
2013	1,019
Thereafter	991

5. Goodwill and Intangible Assets

A summary of changes in the Company's goodwill during the years ended December 27, 2008 and December 29, 2007, by business segment are as follows:

	December 29, 2007	Additions/ Adjustments	Currency Translation	December 27, 2008
Centers	$ 62,254	$ 5,229	$ (2,410)	$ 65,073
Network	880	—	—	880
	$ 63,134	$ 5,229	$ (2,410)	$ 65,953

	December 30, 2006	Additions/ Adjustments	Currency Translation	December 29, 2007
Centers	$ 50,090	$ 10,434	$ 1,730	$ 62,254
Network	880	—	—	880
	$ 50,970	$ 10,434	$ 1,730	$ 63,134

Business acquisitions and goodwill impairment

We account for business acquisitions using the purchase method of accounting. As of January 1, 2009 we adopted the provisions of SFAS 141(R) and will account for acquisitions completed after December 31, 2008 in accordance with SFAS 141(R). SFAS 141(R) revises the manner in which companies account for business combinations and is described more fully elsewhere in this annual report. We determine the purchase price of an acquisition based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more clearly evident. The total purchase price of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, management must identify and attribute values and estimated lives to intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods. Assets acquired in a business combination that will be re-sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

The Company evaluates goodwill and certain intangible assets with indefinite lives not being amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and certain intangible assets are reviewed for impairment annually or more frequently if impairment indicators arise. Indicators at the Company include, but are not limited to: sustained operating losses or a trend of poor operating performance, a decrease in the company's market capitalization below its book value and an expectation that a reporting until will be sold or otherwise disposed of. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If an impairment is identified, the Company measures and records the amount of impairment losses. The Company performs its annual analysis on the first day of its fourth quarter.

A two-step impairment test is performed on goodwill. In order to do this, management applies judgment in determining its "reporting units", which represent distinct parts of the Company's business. The reporting units determined by management are the centers, the network and e-commerce. The definition of the reporting units affects the Company's goodwill impairment assessments. In the first step, the Company compares the fair value of each reporting unit to its carrying value. Calculating the fair value of the reporting units requires significant estimates and long-term assumptions. The Company tests goodwill for impairment annually on the first day of the Company's fourth quarter, and each of these tests indicated no impairment. The Company estimates the fair value of its reporting units by applying a weighted average of two methods: quoted exchange market prices and discounted cash flows. The weighting is 40% exchange market price and 60% discounted cash flows.

If the carrying value of the reporting unit exceeds its fair value, additional steps are required to calculate an impairment charge. The second step of the goodwill impairment test compares the implied fair value of the reporting units goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is the fair value of the reporting unit allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combinations and the fair value of the reporting until was the purchase price paid to acquire the reporting unit. Significant changes in key assumptions about the business and its prospects, or changes in market conditions, stock price, interest rates or other externalities, could result in an impairment charge.

During the fourth quarter of 2008, the Company's market capitalization was approximately $17.3 million, which is substantially lower than the Company's estimated combined fair values of its three reporting units. The Company has completed a reconciliation of the sum of the estimated fair values of its reporting units to its market value (based upon its stock price at December 11, 2008). We believe one of the primary reconciling differences between fair value and our market capitalization is due to a control premium. We believe the value of a control premium is the value a market participant could extract as savings and / or synergies by obtaining control, and thereby eliminating duplicative overhead costs and obtaining discounts on volume purchasing from suppliers. The Company also considers the following qualitative items that cannot be accurately quantified and are based upon the beliefs of management, but provide additional support for the explanation of the remaining difference between the estimated fair value of the Company's reporting units and its market capitalization:

- The Company's stock is thinly traded;
- The decline in the Company's stock price during 2008 is not directly correlated to a change in the overall operating performance of the Company; and
- Previously unseen pressures are in place given the global financial and economic crisis.

We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Additionally, as the valuation of identifiable goodwill requires significant estimates and judgment about future performance, cash flows and fair value, our future results could be affected if these current estimates of future performance and fair value change. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

As of December 27, 2008 and December 29, 2007, intangible assets consisted of the following:

	December 27, 2008	December 29, 2007
Amortizable intangible assets:		
Customer lists	$ 11,532	$ 11,268
Non-Compete agreements	1,259	1,268
Computer Software	1,581	1,584
Accumulated amortization — customer list	(4,102)	(3,935)
Accumulated amortization — non-compete	(475)	(255)
Accumulated amortization — computer software	(1,534)	(1,487)
Amortizable intangible assets, net	8,261	8,443
Trademark and trade names	7,347	7,700
Intellectual property	22	22
	$ 15,630	$ 16,165

The aggregate amortization expense was $1.4 million in 2008, $896,000 in 2007 and $815,000 in 2006. Annual estimated future amortization expense for intangible assets is as follows:

2009	$ 1,051
2010	949
2011	868
2012	757
2013	702
Thereafter	3,934

6. Long-term Debt (also see Notes 3, 7 and 8)

Long-term debt consists of the following:

	December 27, 2008	December 29, 2007
Notes payable to a Siemens		
Tranche B	$ 5,552	$ 5,403
Tranche C	41,109	23,670
Tranche D	—	7,895
Total notes payable to Siemens	46,661	36,968
Notes payable from business acquisitions and other	9,353	10,277
	56,014	**47,245**
Less current maturities	6,915	10,746
	$ 49,099	**$ 36,499**

The approximate aggregate maturities on long-term debt obligations in years following 2008 are as follows:

2009	$ 6,915
2010	5,515
2011	4,499
2012	2,972
2013	2,523
Thereafter	33,590

Notes payable from business acquisitions and other includes capital lease obligations. The approximate aggregate maturities on capital lease obligations in years following 2008 are, $327,000 in 2009, $190,000 in 2010, $111,000 in 2011, $55,000 in 2012 and $41,000 in 2013.

Notes payable to Siemens

On December 23, 2008, the Company entered into a Third Amendment to Credit Agreement (Credit Agreement Amendment), Second Amendment to Supply Agreement (Supply Agreement Amendment), Amendment No. 2 to Amended and Restated Security Agreement, a Second Amendment to Investor Rights Agreement ("Investor Rights Amendment") (collectively the "Amendments") and a Purchase Agreement with Siemens Hearing Instruments, Inc. (Siemens). The Company and Siemens are parties to a Second Amended and Restated Credit Agreement dated December 30, 2006, as amended by a First Amendment to Credit Agreement dated as of June 27, 2007 and a Second Amendment to Credit Agreement and First Amendment to Investor Rights Agreement and Supply Agreement dated September 28, 2007 (the "2007 Amendments") (as amended, the "Credit Agreement"), an Amended and Restated Supply Agreement dated December 30, 2006, as amended by the 2007 Amendments (as amended, the "Supply Agreement") and an Investor Rights Agreement dated December 30, 2006, as amended by the 2007 Amendments (as amended, the "Investor Rights Agreement').

Pursuant to these agreements, Siemens has extended to the Company a $50 million credit facility and the Company purchases from Siemens most of the Company's requirements for hearing aids. The December 2006 agreements represented amendments to agreements that had been in place between the parties since 2001. In 2006 when the Credit Agreement was amended, the Company granted to Siemens the right to convert a portion of the debt into common stock at certain times and upon certain conditions. Pursuant to the Supply Agreement, the Company has agreed to purchase at least 90% of its hearing aid purchases in the United States from Siemens and its affiliates. If the minimum purchase requirement of the Supply Agreement is met, the Company earns rebates which are then applied to certain payments due under the Credit Agreement to liquidate those payments. The Investor Rights Agreement provided Siemens with certain rights, including the right to have the shares of common stock underlying the debt be registered for resale and a right of first refusal on equity securities sold by the Company. In 2007 when the 2007 Amendments were made, Siemens agreed to provide the Company with an additional $3 million revolving line of credit for working capital purposes in the form of Tranche E which would be due on December 29, 2008. In addition, in the 2007 amendments Siemens agreed that the $4.2 million principal of Tranche D in the Credit Agreement would be due on December 19, 2008.

In the Amendments and the Purchase Agreement the parties agreed to the following:

- The previous amendment of the Credit Agreement called for cash payments of $7.2 million in December 2008 on Tranches D and E and quarterly principal payments of $500,000 on Tranche C. The Amendment transferred the amounts due under Tranches D and E to Tranche C. Providing the Company meets the purchase requirements in the Supply Agreement, all repayments on both Tranches can now be self-liquidating.

- The balances of Tranche D and E were transferred to Tranche C. Going forward the credit agreement will have only Tranches B and C.

- Approximately $3.8 million of outstanding debt under the supply agreement was converted into 6.4 million shares of the Company's Common Stock at a conversion price of $0.60 per share. The conversion provisions of the credit agreement were eliminated from the Credit Agreement.

- An additional $6.2 million of debt under the supply agreement was converted into long-term indebtedness under Tranche C.

- The maturity date of the credit and supply agreement was extended an additional two years, to February, 2015.

- Siemens was granted a right of first refusal for all new issuances of equity (except issuances pursuant to employee compensation plans and pursuant to warrants outstanding on the date of the amendments) for a period of 18 months and thereafter a more limited right of first refusal and preemptive rights for the life of the investor rights agreement.

- The Company will invite a representative of Siemens to attend meetings of the Board in a nonvoting observer capacity.

Financing and rebate arrangement

The revolving credit facility is a line of credit of $50 million that bears interest of 9.5% and is secured by substantially all of the Company assets. Approximately $46.7 million was outstanding at December 27, 2008. Approximately, $5.6 million has been borrowed under Tranche B for acquisitions and $41.1 million has been borrowed under Tranche C. Borrowing for acquisitions under Tranche B is generally based upon a formula equal to 1/3 of 70% of the acquisition's trailing 12 months revenues and any amount greater than that may be borrowed from Tranche C with Siemens' approval. Amounts borrowed under Tranche B are repaid quarterly through rebates at a rate of $65 per Siemens' units sold by the acquisition plus interest. Amounts borrowed under Tranche C are repaid quarterly at $500,000 plus interest. The required payments are subject to the rebate credits described below.

The credit facility also requires the Company reduce the principal balance by making annual payments in an amount equal to 20% of Excess Cash Flow (as defined in the Amended Credit Agreement), and by paying Siemens 25% of proceeds from any equity offerings the Company may complete. The Company did not have any Excess Cash Flow (as defined) in 2008, 2007 or 2006.

Rebate credits on product sales

The required quarterly principal and interest payments on Tranches B and C are forgiven by Siemens through rebate credits of similar amounts as long as 90% of hearing aid units sold by the Company are Siemens' products. Amounts rebated are accounted for as a reduction of cost of products sold. If the Company does not maintain the 90% sales requirement, those amounts are not rebated and must be paid quarterly. The 90% requirement is computed on a cumulative twelve month calculation. Approximately $32.2 million has been rebated since the Company entered into this arrangement in December 2001.

Additional quarterly volume rebates of $156,250, $312,500 or $468,750 can be earned by meeting certain quarterly volume tests. These rebates reduce the principal and interest on Tranches B and C and are recorded as a reduction in products sold. Volume rebates of $1.1 million, $1.3 million and $1.3 million were recorded in 2008, 2007 and 2006, respectively.

The following table shows the rebates received from Siemens pursuant to the supply agreement during each of the following years:

(Dollars in thousands)	2008	2007	2006
Portion applied against quarterly principal payments	$ 3,783	$ 4,491	$ 3,112
Portion applied against quarterly interest payments	2,832	2,696	626
	$ 6,615	$ 7,187	$ 3,738

Conversion of debt for equity

Prior to the December 23, 2008 amendment to the credit agreement, the Company was required to make a payment on December 23, 2008 of $4.2 million on Tranche D and $3 million on Tranche E by December 23, 2008 or be declared in default of the agreement. In addition, the Company was required to pay all trade payables within 90 days of the invoice date or be in default of the credit agreement. If there was an event of default, Siemens had the right to convert debt for 6.4 million shares of the Company's common stock at current market price. Rather than paying the $7.2 million on the two Tranches and the trade payables over 90 days, Siemens agreed to convert into the 6.4 million shares at the default terms and allow conversion of the balance of the amounts currently payable into the line of credit. These terms under which Siemens converted the debt into common stock at the current market price were the terms of the original contract for an event of default.

When the Company evaluated the original contract for a beneficial conversion feature, the Company determined that assuming there were no changes to the current circumstances except for the passage of time, the most favorable conversion price would occur if the Company did not repay the $4.2 million due under the Tranche D. That calculation did not result in a beneficial conversion feature. Since the conversion occurred under the terms that were originally agreed to for the conversion, there is no additional charge.

Investor and other rights arrangement

Pursuant to the amended Investor Rights Agreement, the Company granted Siemens resale registration rights for the common stock acquired under the Purchase Agreement. The Company is not liable for liquidating damages or penalties.

In addition, for a period of 18 months following the December 23, 2008 amendment, the Company has granted to Siemens certain rights of first refusal in the event the Company chooses issue capital or if there is a change of control transaction involving a person in the hearing aid industry. Thereafter, Siemens will have a more limited right of first refusal and preemptive rights for the life of the agreement.

The Siemens' credit facility imposes certain financial and other covenants on the Company which are customary for loans of this size and nature, including restrictions on the conduct of the Company's business, the incurrence of indebtedness, merger or sale of assets, the modification of material agreements, changes in capital structure and making certain payments. If the Company cannot maintain compliance with these covenants, Siemens may terminate future funding under the credit facility and declare all then outstanding amounts under the facility immediately due and payable. In addition, a material breach of the supply agreement or a willful breach of certain of the Company's obligations under the Investor Rights Agreement may be declared to be a breach of the credit agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable. Any non-compliance with the supply agreement could have a material adverse effect on the Company's financial condition and continued operations. At December 27, 2008 the Company was in compliance with the Siemens loan covenants.

Notes payable from business acquisitions and other

Notes payable from business acquisitions and other are primarily notes payable related to acquisitions of hearing care centers totaling approximately $8.6 million at December 27, 2008 (payable in monthly or quarterly installments of principal and interest varying from $3,000 to $83,000 over periods varying from 2 to 5 years and bear interest varying from 5% to 7%) and approximately $9.8 million at December 29, 2007 (payable in monthly or quarterly installments varying from $8,000 to $255,000 over periods varying from 2 to 5 years and bear interest at rates varying from 5.0% to 7.0%). The notes have been discounted to market rates ranging from 9.5 to 10%. Other notes relates mostly to capital leases totaling approximately $724,000 at December 27, 2008 and approximately $489,000 at December 29, 2007, are payable in monthly or quarterly installment varying from $1,000 to $10,000 over periods varying from 1 to 3 years and bear interest at rates varying from 4.6% to 16.3%.

7. Convertible Subordinated Notes

On April 9, 2007, the Company entered into a transaction with the holders of 14 of 15 outstanding notes originally issued in December 2003 through a private placement of $7.5 million of subordinated notes and related warrants. These holders converted the balance of their notes into approximately 3.1 million common shares, after a prepayment of approximately $409,000 by the Company, and exercised approximately 2.5 million warrants for a consideration of approximately $1.7 million, or $0.70 per share. The Company also paid down $375,000 of the approximately $417,000 outstanding balance to the non-participating note holder on the closing date. This transaction resulted in a non-cash charge of approximately $2.6 million that was recorded in the second quarter of 2007. The charge was due to the acceleration of the remaining balance of the debt discount amortization (approximately $1.2 million) and the reduction in the price of the warrants (approximately $1.4 million). The remaining principal balance of approximately $42,000 owed to the non-participating note holder was converted to common stock in June 2007.

These convertible subordinated notes were originally convertible at $1.75 per share and the warrants could be exercised at $1.75 per share. The quoted closing market price of the Company's common stock on December 11, 2003, the commitment date, was $2.37 per share. The notes bore interest at 11% annually for the first two years and then at 8% for the remainder of their term. The Company recorded a debt discount of approximately $7.5 million consisting of the intrinsic value of the beneficial conversion feature of approximately $4.5 million and the portion of the proceeds allocated to the warrants issued to the investors of approximately $3.0 million, using a Black-Scholes option pricing model, based on the relative fair values of the investor warrants and the notes. The debt discount was being amortized as interest expense over the five-year term of the note using the effective interest method. The notes were subordinated to the Siemens notes payable.

During 2007 and 2006, approximately $3.5 million and $2.6 million, respectively of interest expense was recorded related to this financing, including non-cash prepaid finder fees, a debt discount amortization charge and charges related to the reduction in the price of the warrants of approximately $3.1 million (including the $1.2 million charge due to the acceleration of the remaining balance of the debt discount) in 2007 and $1.8 million in 2006.

In addition to the 2.6 million investor warrants issued to the investors in the financing, the Company also issued 117,143 common stock purchase warrants with the same terms as the investor warrants and paid cash of approximately $206,000 to third parties as finder fees and financing costs. These warrants were valued at approximately $220,000 using a Black-Scholes option pricing model. The total of such costs of approximately $426,000 were being amortized as interest expense using the effective interest method over the five-year term of the notes.

8. Subordinated Notes and Warrant

On August 22, 2005, the Company completed a private placement of $5.5 million three-year subordinated notes ("Subordinated Notes") with warrants ("Note Warrants") to purchase approximately 1.5 million shares of the Company's common stock at $2.00 per share expiring on August 2010. The Note Warrants were exercisable. The quoted closing market price of the Company's common stock on the commitment date for this transaction was $1.63 per share. The notes bore interest at 7% per annum. Proceeds were used to redeem all of the Company's 1998-E Series Convertible Preferred Stock. A debt discount of approximately $1.9 million based on the portion of the proceeds allocated to the fair value of the Note Warrants, using a Black-Scholes option pricing model. The debt discount was amortized as interest expense over the three-year term of the notes. In addition, the Company also issued 55,000 common stock purchase warrants with the same terms as the Note Warrants and paid cash of approximately $330,000 as finder fees and financing costs. These warrants were valued at approximately $66,000. The total of costs of approximately $396,000 was amortized as interest expense over the three-year term.

At issuance, the Company agreed to register the common shares underlying the warrant shares and to maintain such registration during the three-year period ending September 2008 so that the warrant holders could sell their shares if the Note Warrants were exercised. The liability created by the Company's agreement to register and keep the underlying shares registered during the three-year period was recorded as a warrant liability of $1.9 million based on the fair value. Any gains or losses resulting from changes in fair value from period to period were recorded in interest expense. During the third quarter of 2006 the Company renegotiated its registration obligations with the Note Warrant holders to eliminate the penalty provisions of the registration rights agreement for failure to keep the registration active. Holders of eighty-six percent of the Note Warrants agreed to the changes. For those who agreed to the changes, the value of the Note Warrant was calculated at the date the amended registration rights agreement was signed and approximately $918,000 was reclassified from warrant liability to additional paid in capital.

Effective December 31, 2006, the Company adopted FSP EITF 00-19-2, "Accounting for Registration Payment Arrangements", which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The transition adjustment to reclassify the warrant liability to equity at the amount that would have been recognized as of the date it would have originally met the criteria for equity classification under other GAAP without regard to the contingent obligation to transfer consideration under the registration payment arrangement was to increase additional paid in capital $246,000, increase accumulated deficit $136,000 and decrease warrant liability as cumulative effect adjustment at January 1, 2007.

During 2008, 2007 and 2006, approximately $247,000, $825,000 and $1.1 million, respectively, in interest expense was recorded related to this financing, including non-cash prepaid finder fees and debt discount amortization charges of approximately $122,000, $496,000 and $850,000, respectively. The balances of these notes were repaid in August 2008.

9. Stockholders' Equity

A. Common Stock

During 2008, employee stock options for approximately 210,000 shares of common stock were exercised, at a weighted average exercise price of $0.69 and 6.4 million shares of common stock were issued in connection with the conversion of $3.8 million in outstanding trade payables, at a conversion price equal to $0.60. During 2007, approximately 2.5 million warrants were exercised at an exercise price of $0.70, approximately 3.2 million shares of common stock were issued in connection with the conversion of the 2003 Convertible Subordinated Notes and employee stock options for 472,500 shares of common stock were exercised. No employee stock options or warrants were exercised in 2006.

B. Stock Subscription

The Company sold 200,000 shares of the Company's common stock to an investment banker for $2.0625 per share, and received a secured, nonrecourse promissory note receivable for the principal amount of $412,500 on April 1, 2001. The note receivable was collateralized by the common stock purchased which was held in escrow. The principal amount of the note and accrued interest were payable on April 1, 2006. The note bore interest at the prime rate published by the Wall Street Journal adjusted annually. The interest rate at December 29, 2007 of the note was 7.5%. A cancellation agreement was signed and the stock was returned to the Company and cancelled in June 2008. The note receivable under the caption Stock Subscription is part of stockholders' equity in the accompanying consolidated balance sheets.

C. Series J Preferred Stock

The Series J Preferred Stock has a stated value of $10,000 per share and is non-convertible and non-voting. The holder of the Series J Preferred Stock is entitled to receive cumulative dividends, in cash, at a rate of 6% per year. Dividends earned but not paid on the applicable dividend payment date will bear interest at a rate of 18% per year payable in cash unless the holders and the Company agree that such amounts may be paid in shares of common stock.

The Company has the right to redeem all or a portion of the Series J Preferred Stock for a redemption price equal to the stated value plus accrued and unpaid dividends at any time. The holder of the Series J Preferred Stock has the right to require the Company to redeem the Series J Preferred Stock at a price of 120% of the stated value plus any accrued and unpaid dividends upon approval by the Company's Board of Directors after a change of control.

In the event of liquidation, dissolution or winding up of the Company prior to the redemption of the Series J Preferred Stock, the holder of the Series J Preferred Stock will be entitled to receive the stated value per share plus any accrued and unpaid dividends before any distribution or payment is made to the holders of any junior securities but after payment is made to the holders of the 1998 Convertible Preferred Stock, if any. In the event that the assets of the Company are insufficient to pay the full amount due the holder of the Series J Preferred Stock and any holders of securities equal in ranking, such holders will be entitled to share ratably in all assets available for distribution.

During 2008, 2007 and 2006, approximately $139,000, $137,000 and $138,000, respectively, of the 6% dividend on the Series J Preferred Stock is included in the caption Dividends on Preferred Stock in the accompanying Consolidated Statements of Operations.

D. Shareholder Rights Plan

On December 14, 1999, the Board of Directors approved the adoption of a Shareholder Rights Plan, in which a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock was declared, and payable to the stockholders of record on December 31, 1999.

The Shareholder Rights Plan as amended and restated on July 11, 2002, in connection with the combination with Helix to, among other things, give effect to the issuance of the exchangeable shares as voting stock of the Company, and to otherwise take into account the effects of the combination. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer which would result in ownership of 15% or more of the common stock. The Rights entitle the holder to purchase one one-hundredth of a share of Series H Junior Participating Preferred Stock at an exercise price of $28.00 and will expire on December 31, 2009 (See Note 9E).

Following the acquisition of 15% or more of the Company's common stock by a person or group without the prior approval of the Board of Directors, the holders of the Rights (other than the acquiring person) would be entitled to purchase shares of common stock (or common stock equivalents) at one-half the then current market price of the common stock, or at the election of the Board of Directors, to exchange each Right for one share of the Company's common stock (or common stock equivalent). In the event of a merger or other acquisition of the Company without the prior approval of the Board of Directors, each Right will entitle the holder (other than the acquiring person), to buy shares of common stock of the acquiring entity at one-half of the market price of those shares. The Company would be able to redeem the Rights at $0.01 per Right at any time until a person or group acquires 15% or more of the Company's common stock.

E. Series H Junior Participating Preferred Stock

See "Shareholder Rights Plan," above, and "Exchangeable Right Plan," below. The Series H Junior Participating Preferred Stock is subject to the rights of the holders of any shares of any series of preferred stock of the Company ranking prior and superior to the Series H Junior participating Preferred Stock with respect to dividends. The holders of shares of Series H Junior Participating Preferred, in preference to the holders of shares of common stock, and any other junior stock, shall be entitled to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefore.

F. Exchangeable Rights Plan

On July 11, 2002, in connection with the combination with Helix, HEARx Canada, Inc., an indirect subsidiary of the Company, adopted a Rights Agreement (the "Exchangeable Rights Plan") substantially equivalent to the Company's Shareholder Rights Plan (See Note 9D). Under the Exchangeable Rights Plan, each exchangeable share (See Note 9I) issued has an associated right (an "Exchangeable Share Right") entitling the holder of such Exchangeable Share Right to acquire additional exchangeable shares on terms and conditions substantially the same as the terms and conditions upon which a holder of shares of common stock is entitled to acquire either one one-hundredth of a share of the Company's Series H Junior Participating Preferred Stock or, in certain circumstances, shares of common stock under the Company's Shareholder Rights Plan. The definitions of beneficial ownership, the calculation of percentage ownership and the number of shares outstanding and related provisions of the Company's Shareholder Rights Plan and the Exchangeable Rights Plan apply, as appropriate, to shares of common stock and exchangeable shares as though they were the same security. The Exchangeable Share Rights are intended to have characteristics essentially equivalent in economic effect to the Rights granted under the Company's Shareholder Rights Plan.

G. Warrants

During 2008 approximately 260,000 warrants expired and no warrants were issued or exercised. In 2007 approximately 100,000 warrants were issued at an exercise price of $1.56 and approximately 2.5 million warrants were exercised at an exercise price of $0.70. No warrants were issued or exercised during 2006.

The aggregate number of common shares reserved for issuance upon the exercise of warrants was approximately 2.5 million as of December 27, 2008.

The expiration date and exercise prices of the outstanding warrants are as follows:

Outstanding Warrants	Expiration Date	Exercise Price
240	2010	1.25
560	2010	1.31
1,555	2010	2.00
100	2010	1.56
2,455		

H. Aggregate and Per Share Cumulative Preferred Dividends

As of December 27, 2008 there were no arrearages in cumulative preferred dividends/premiums.

I. Exchangeable Shares

Immediately following the effective combination of the Company and Helix, each outstanding Helix common share, other than shares held by dissenting Helix Stockholders who were paid the fair value of their shares and shares held by the Company, were automatically exchanged for, at the election of the holder, 0.3537 fully-paid and non-assessable exchangeable shares (Exchangeable Shares) of HEARx Canada, Inc., or 0.3537 shares of HearUSA, Inc. common stock. The Exchangeable Shares are the economic equivalent of HearUSA, Inc. common stock. Each Exchangeable Share will be exchanged at any time at the option of the holder, for one share of HearUSA, Inc. common stock, subject to any anti-dilution adjustments. Until exchanged for HearUSA, Inc. common stock; (i) each Exchangeable Share outstanding will entitle the holder to one vote per share at all meetings of HearUSA, Inc. common stockholders; (ii) if any dividends are declared on HearUSA, Inc. common stock, an equivalent dividend must be declared on such exchangeable shares and (iii) in the event of the liquidation, dissolution or winding-up of HEARx Canada, Inc., such exchangeable shares will be exchanged for an equivalent number of shares of HearUSA, Inc. common stock.

10. Stock-based Benefit Plans

A. Stock Options and Awards

On June 11, 2007, the stockholders of HearUSA approved the 2007 Employee Incentive Compensation Plan ("2007 Plan"). The 2007 Plan is administered by the Board of Directors and permits the grant of stock options (incentive and non-qualified), stock appreciation rights, restricted shares, performance shares and other stock-based awards to officers, employees and certain non-employees for up to 2.5 million shares of common stock. Under the 2007 Plan, officers, certain other employees and non-employee directors may be granted options to purchase the company's common stock at a price equal to the closing price of the Company's common stock on the date the option is granted. All options have a term of not greater than 10 years from the date of grant. Options issued generally vest 25% on each anniversary of the date of the grant over 4 years. A restricted stock unit is an award covering a number of shares of HearUSA common stock that may be settled in cash or by issuance of those shares, which may consist of restricted stock. Restricted stock units generally vest in three installments with 33.3% of the shares vesting on each anniversary of the date of grant over 3 years. For financial reporting purposes, stock-based compensation expense is included in general and administrative expenses.

Stock options and awards were granted to employees under the 1987 Stock Option Plan, the 1995 Flexible Stock Plan and the 2002 Flexible Stock Plan. The 1987 Stock Option and the 1995 Flexible Stock Plans expired and no further option grants can be made under these plans. The expiration of these plans did not affect the outstanding options still outstanding. Options granted under the 2002 Flexible Stock Plan generally vest over 4 years and expire after 10 years. The 2002 Flexible Stock Plan was approved by the stockholders, is administered by the Board of Directors and permits the grant of stock options (incentive and non-qualified), stock appreciation rights, restricted shares, performance shares and other stock-based awards to officers, employees and certain non-employees for up to 5 million shares of common stock.

As of December 27, 2008, employees of the Company held options permitting them to purchase an aggregate of approximately 5.4 million shares of common stock at prices ranging from $0.35 to $5.75 per share. Options are exercisable for periods ranging from five to ten years commencing one year following the date of grant and are generally exercisable in cumulative annual installments of 25 percent per year.

As of December 27, 2008, under the terms of our Non-Employee Director Plan, which terminated in accordance with its terms in 2003, directors held options permitting them to purchase an aggregate of 9,000 shares of common stock at prices ranging from $4.00 to $5.00 per share.

Impact of the Adoption of SFAS 123(R)

Under the terms of the company's stock option plans, officers, certain other employees and non-employee directors may be granted options to purchase the company's common stock at a price equal to the closing price of the Company's common stock on the date the option is granted. For financial reporting purposes we recognize stock-based compensation expense based on the estimated grant date fair value using a Black-Scholes valuation model. Stock-based compensation expense is included in general and administrative expenses and totaled approximately $849,000, $606,000 and $976,000 in 2008, 2007 and 2006, respectively. As of December 27, 2008, there was approximately $1.9 million of unrecognized compensation cost related to share-based compensation under our stock award plans. That cost is expected to be recognized over a straight-line period of four years from the date of grant.

During 2008, the Company extended the exercise period relating to 400,000 fully vested options held by Dr. Paul Brown as part of his retirement agreement. As a result of this modification, the Company recognized additional stock-based compensation of approximately $91,000, which is included in general and administrative expense.

Stock-based Payment Award Activity

The following table summarizes activity under our equity incentive plans:

(Options in thousands)	Shares	Weighted Average Exercise	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 29, 2007	5,158	$ 1.28		
Granted	1,055	$ 1.65		
Exercised	(210)	$ 0.69		$ 143
Forfeited/expired/cancelled	(647)	$ 1.92		
Outstanding at December 27, 2008	5,356	$ 1.30	6.02	$ 207
Exercisable at December 27, 2008	3,804	$ 1.18	4.73	$ 207

The following table summarizes outstanding and exercisable options under our equity incentive plans as of December 27, 2008:

(options in thousands)

	Options Outstanding				Options Exercisable		
Range of Exercise Price	Number Outstanding	Average Remaining Contractual Life		Weighted Average Exercise Price	Number Exercisable		Weighted Average Exercise Price
$.35 – $.77	1,193	3.90	$	0.43	1,193	$	0.43
$.78 – $2.00	3,928	6.88	$	1.46	2,376	$	1.37
$2.01 – $5.75	235	2.44	$	3.12	235	$	3.12
	5,356				3,804		

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for the options that were in-the-money at December 27, 2008. That cost is expected to be recognized over a straight-line period of four years. At December 27, 2008 the aggregate intrinsic value of the employee and non-employee director options outstanding and exercisable was approximately $207,000, of which $23,000 is non-employee director aggregate intrinsic value.

B. Restricted Stock Units

In 2008, the Company granted restricted stock units pursuant to its stockholder approved plans as part of its regular annual employee equity compensation review program. Restricted stock units are share awards that, upon vesting, will deliver to the holder shares of the Company's common stock. Restricted stock units granted during 2008 have graded vesting of one-third each year for three years. Some restricted stock units are performance based and therefore subject to forfeiture if certain performance criteria are not met.

In the first quarter of 2008, we granted to our executive officers 136,500 restricted stock units with service based vesting provisions that may vest in three equal tranches over each of the next three years. The fair value of the service based restricted stock units is the quoted market price of the Company's common stock on the date of the grant.

We also granted to our executive officers 345,500 restricted stock units with performance based vesting provisions that may vest in three equal tranches over each of the next three years. These performance based awards are contingent on the achievement of specific annual performance criteria related to increased revenue, net income and institutional investors. As of December 27, 2008, the performance criteria for 2008 were not met and no performance shares vested in February 2009. Accordingly, we have not recorded any compensation expense at December 31, 2008 related to the restricted stock units that will not vest in February 2009 due to 2008 performance criteria not being met.

A summary of the Company's restricted stock unit activity and related information as of December 27, 2008 is as follows:

	Service-Based Restricted Stock Units (1)	Performance-Based Restricted Stock Units (1)
Outstanding at December 29, 2007	—	—
Awarded	136,500	345,500
Vested	—	—
Cancelled	—	(115,167)
Outstanding at December 27, 2008	136,500	230,333

(1) Each stock unit represents one share of common stock.

The weighted average grant-date fair value per share for the restricted stock units was $1.40 at December 27, 2008 with a weighted average remaining contractual term of 1.25 years.

Based on the closing price of the Company's common stock of $0.58 on December 27, 2008, the total pretax value of all outstanding restricted stock units on that date was approximately $213,000.

C. Non-Employee Director Non-Plan Grant

At December 27, 2008 options to purchase 100,000 shares of common stock at an exercise price of $0.35, which was equal to the quoted closing price of the common stock on April 1, 2003 (the grant date) were outstanding to members of the Board of Directors. The options vested after one year and have a ten-year life.

11. Major Customers and Suppliers

During 2008, 2007 and 2006 no customer accounted for more than 10% or more of net revenues.

During 2008, 2007 and 2006, the Company purchased approximately 93.0% 90.1% and 90.6%, respectively, of all hearing aids sold by the Company from Siemens. As described in Note 6, the Company is a party to a supply agreement with Siemens whereby the Company has agreed to purchase minimum levels from Siemens. Although there are a limited number of manufacturers of hearing aids, management believes that other suppliers could provide similar hearing aids on comparable terms. In the event of a disruption of supply from Siemens, the Company could obtain comparable products from other manufacturers. The Company has not experienced any significant disruptions in supply in the past.

12. Related Party Transactions

The Company is party to a capitation contract with an affiliate of its minority owner, the Permanente Federation LLC (the "Kaiser Plan") a member of its consolidated joint venture, HEARx West, LLC. Under the terms of the contract, HEARx West is paid an amount per enrollee of the Kaiser Plan, to provide a once every three years benefit on certain hearing products and services. During 2008, 2007 and 2006 approximately $8.4 million, $8.9 million and $7.7 million, respectively, of capitation revenue from this contract is included in net revenue in the accompanying consolidated statements of operations.

13. Gain on Restructuring of Contract

On August 8, 2008, HearUSA, Inc. (the "Company") entered into a Hearing Care Program Services Agreement with American Association of Retired Persons ("AARP"), Inc. and AARP Services, Inc. (the "Services Agreement"), and an AARP License Agreement with AARP, Inc. (the "License Agreement"), pursuant to which the Company will provide an AARP-branded discount hearing care program to AARP members Under the Services Agreement, the Company has agreed to provide to AARP members discounts on hearing aids and related services, through the Company's company-owned centers and independent network of hearing care providers. The Company will allocate $4.4 million annually to promote the AARP program to AARP members and the general public, and will contribute 9.25% of that amount to AARP's marketing cooperative. The Company will also contribute $500,000 annually to fund an AARP sponsored education campaign to educate and promote hearing loss awareness and prevention to AARP members and the general public. The Company has also committed, in cooperation with AARP, to donate a number of hearing aids annually to be distributed free of charge to economically disadvantaged individuals who have experienced hearing loss. The Company was to begin the program with AARP, December 1, 2008. The Services Agreement has an initial term of three years ending in December 1, 2011. At the end of the initial three year term, the Company has an option to extend the term of the Services Agreement for an additional two year period.

Pursuant to the License Agreement, AARP granted the Company a limited license to use the AARP name and related trade and service marks in connection with the operation and administration of the AARP program, including the advertising and promotion of the program. The Company originally agreed to pay AARP a fixed annual royalty of $7.6 million for each year of the initial three year term of the AARP license for an option to extend for two years. This provision was eliminated in the December 2008 amendment.

In accordance with SFAS 142 "Goodwill and Other Intangibles", the intangible was recorded at approximately $19.3 million based on the fair value of the payments on the date of issuance using an imputed interest rate of 10%.

In 2008, the Company recorded non-cash interest expense of approximately $763,000 and amortization expense of approximately $391,000 related to the long-term contractual commitment to AARP and corresponding intangible asset.

On December 22, 2008, AARP and the Company amended the License Agreement to restructure the payment terms of the agreement and eliminated the required annual royalty payment. The Company is no longer contractually committed to pay the $7.6 million annual royalty payments. Accordingly, the Company wrote off the remaining contractual liability of approximately $20.0 million and the balance of intangible asset of approximately $19.1 million and recorded a corresponding gain on the restructuring of the AARP agreement of approximately $981,000. The Company is currently in negotiations with AARP for restructuring the royalty compensation provision.

14. Income Taxes

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes (FASB 109)." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the income tax provision (benefit) for the years ended December 27, 2008, December 29, 2007 and December 30, 2006 are as follows:

	2008	2007	2006
Current:			
Federal	$ —	$ —	$ —
State	—	—	(129)
Foreign	58	—	—
Current income tax provision (benefit)	$ 58	$ —	$ (129)
Deferred:			
Federal and state deferred	$ 831	$ 595	$ 437
Foreign deferred	220	155	415
Deferred income tax provision	$ 1,051	$ 750	$ 852
Benefit applied to reduce goodwill — foreign	17	19	18
Total income tax provision	$ 1,126	$ 769	$ 741

The components of loss from operations, before income tax expense and minority interest in income of consolidated joint venture are as follows:

	2008	**2007**	**2006**
Domestic	$ (1,708)	$ (1,570)	$ (2,962)
Foreign	893	535	1,162
Total loss from operations, before income tax expense and minority interest in income of consolidated joint venture	$ (815)	$ (1,035)	$ (1,800)

The Company has accounted for certain items (principally depreciation, intangibles and the allowance for doubtful accounts) for financial reporting purposes in periods different from those for tax reporting purposes.

Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of previously recognized deferred tax items, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

As of December 27, 2008 and December 29, 2007, we had approximately $13.8 million and $14.8 million, respectively, of total gross unrecognized tax benefits.

Balance as of December 29, 2007	$ 14.8
Additions to tax provisions related to the current year	—
Additions to tax provision related to prior years	—
Reduction for tax provisions of prior years	(1.0)
Balance as of December 27, 2008	$ 13.8

In accordance with our accounting policy, the Company recognizes accrued interest related to unrecognized tax benefits as a component of income tax expense.

The tax years 2004-2007 remain open to examination by the major taxing jurisdictions to which we are subject in the United States.

The tax years 2002-2007 remain open to examination by the major taxing jurisdictions to which we are subject in the Province of Canada.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes United States operations are as follows:

	2008	2007
Deferred income tax assets:		
Fixed assets depreciation	$ 1,082	$ 1,254
Employee stock-based compensation-non-qualified	128	27
Accrued severance	223	79
Inventory costs	20	41
Joint venture	283	287
Accrued vacation	415	358
Bad debts	172	173
Charitable contributions	11	15
Net operating loss carryfowards	22,089	21,583
Total deferred tax assets	24,423	23,817
Less valuation allowance	(24,018)	(23,302)
Net deferred tax assets	$ 405	$ 515
Deferred income tax liabilities:		
Amortization of definite lived intangibles	(405)	(515)
Amortization of indefinite lived intangibles	(2,200)	(2,200)
Amortization of goodwill for tax purposes	(4,203)	(3,423)
Total deferred tax liabilities	(6,808)	(6,138)
Net deferred income tax liability	$ (6,403)	$ (5,623)

Deferred income tax assets (liabilities) Canadian operations are comprised of the following:

	2008	2007
Deferred income tax assets:		
Fixed assets depreciation	$ 135	$ 420
Net loss carryforwards	—	62
Other	29	35
Capital loss carryforwards	4,695	5,838
Total deferred tax assets	4,859	6,355
Less: valuation allowance	(4,695)	(5,838)
Net deferred tax assets	$ 164	$ 517
Deferred income tax liabilities:		
Amortizable intangible assets	$ (176)	$ (267)
Indefinite lived intangibles and goodwill for tax purposes	(869)	(1,027)
Total deferred income tax liability	(1,045)	(1,294)
Net deferred income tax liability	$ (881)	$ (777)

SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $24.0 million valuation allowance at December 27, 2008 is necessary related to the United States operations to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is approximately $716,000. At December 27, 2008 the Company has available federal net operating loss carryforwards of approximately $59.1 million, which will expire in the year 2021.

In addition for Canadian purposes, the Company has capital loss carryforward of approximately $17.3 million which can only be utilized against gains from sales on capital assets. Since the Company does not anticipate any gains on sales of capital assets in the foreseeable future, a valuation allowance has been recorded at December 27, 2008 to offset the deferred tax asset from the capital loss carryforward.

The provision for income taxes on loss before income taxes (including minority interests) differ from the amount computed using the Federal statutory income tax rate as follows:

	2008	2007	2006
Benefit at Federal statutory rate	$ (706)	$ (855)	$ (827)
State income taxes, net of Federal income tax effect	(87)	(37)	(88)
Nondeductible expenses	196	687	(82)
Effect of foreign earnings	(42)	(25)	(36)
Change in valuation allowance	1,249	965	1,128
Deferred tax liability recorded to goodwill	622	(80)	512
Other	(106)	114	134
Income tax expense	$ 1,126	$ 769	$ 741

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of the Company's Canadian subsidiaries. Such earnings have been and will continue to be reinvested but could become subject to additional tax if they are remitted as dividends, or are loaned to the Company, or if the Company should sell its stock in the foreign subsidiaries. Such undistributed earnings were $3.1 million, $1.7 million and $1.2 million, in 2008, 2007 and 2006, respectively.

15. Commitments and Contingencies

The Company established the HearUSA Inc. 401(k) plan in October 1998. All employees who have attained age 21 with at least three months of service are eligible to participate in the plan. The Company's contribution to the plan is determined from year to year by the Board of Directors. The Company's contributions to the plan were approximately $90,000, $73,000 and $73,000 for the years 2008, 2007 and 2006, in 2008, 2007 and 2006 respectively.

In February 2008, the Company entered into employment agreements with two of its executive officers that provide for annual salaries, severance payments, and accelerated vesting of stock options upon termination of employment under certain circumstances or a change in control, as defined.

The Company also entered into change of control agreements with several of its other officers which provide for severance payments and acceleration of stock option vesting upon termination of employment after a change in control, as defined.

16. Quarterly Financial Data (Unaudited)

Year Ended December 27, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 28,688	$ 30,125	$ 28,717	$ 24,458
Operating costs and expenses	27,577	27,922	26,420	26,152
Income (loss) from operations	1,111	2,203	2,297	(1,694)
Net income (loss) applicable to common stockholders	$ (685)	$ 245	$ (75)	$ (2,825)
Net income (loss) including dividends on preferred stock, applicable to common stockholders — basic and diluted	$ (0.02)	$ 0.01	$ (0.00)	$ (0.08)

Year Ended December 29, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 23,586	$ 24,920	$ 26,862	$ 27,436
Operating costs and expenses	21,944	24,110	24,353	25,574
Income from operations	1,642	810	2,509	1,862
Net income (loss) applicable to common stockholders	$ (595)	$ (3,351)	$ 488	$ 39
Net income (loss) including dividends on preferred stock, applicable to common stockholders — basic and diluted	$ (0.02)	$ (0.08)	$ 0.01	$ 0.00

17. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," defines and establishes a framework for measuring fair value and expands related disclosures. This Statement does not require any new fair value measurements. SFAS No. 157 was effective for the Company's financial assets and financial liabilities beginning in 2008. In February 2008, FASB Staff Position 157-2, "Effective Date of Statement 157," deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

On January 1, 2008, we adopted the provisions of SFAS 157, except as it applies to those nonfinancial assets and nonfinancial liabilities for which the effective date has been delayed by one year. The full adoption of SFAS 157 will not have a material effect on our financial position or results of operations. The book values of cash, restricted cash and cash equivalents (Note 2), accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of these instruments, these are Level 1 in the fair value hierarchy.

SFAS No. 157 prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable;

Level 3 — Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

As of December 27, 2008 and December 29, 2007 the fair value of the Company's long-term debt is estimated at approximately $56.0 million and $48.2 million, respectively, based on discounted cash flows and the application of the fair value interest rates applied to the expected cash flows, which is consistent with its carrying value. The Company has determined that the long-term debt is defined as Level 2 in the fair value hierarchy. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument.

On January 1, 2008, we adopted the provisions of SFAS No. 159, "The Fair Value Option for Financial Assets or Financial Liabilities — including an amendment of FASB Statement No. 115" ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value options: (i) may be applied instrument by instrument, with a few exceptions, such as investments accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. We did not elect to report any additional assets or liabilities at fair value and accordingly, the adoption of SFAS 159 did not have a material effect on our financial position or results of operations.

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

18. Restructuring

Paul A. Brown, M.D., the founder and chairman of the board of directors of HearUSA, Inc. (the "Company"), retired as chairman of the Company effective February 4, 2008. In honor of Dr. Brown's service to the Company and in recognition of his industry knowledge and expertise, the Board designated Dr. Brown as chairman emeritus of the board of directors and will pay him $30,000 annually in such role. The Company and Dr. Brown entered into a retirement agreement pursuant to which the parties set forth the terms of Dr. Brown's retirement from the Company. The retirement agreement provides for the termination of his employment agreement dated August 31, 2005 and the payment of a sum equal to $720,000 over three years, provision of continuing health and life insurance benefits for three years and extension of the post-termination exercise period for his options. The total amount included in general and administrative expenses related to Dr. Brown's severance costs was approximately $811,000 in 2008.

The Company implemented an expense reduction plan intended to save approximately $5 million in annual expenses on November 10, 2008. This plan was initiated to increase profitability and to respond to the current economic downturn. The expense reduction plan includes a restructuring of center operations, a reduction in the number of marketing programs and other cost control measures. The Company eliminated approximately 65 positions, all previously held by active employees. Included in center operating expenses is approximately $235,000 of severance and other costs incurred in the fourth quarter of 2008 as a result of implementing the plan.

19. Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No 160 ("SFAS 160"), "Non-controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51," which requires all entities to report minority interests in subsidiaries as equity in the consolidated financial statements, and requires that transactions between entities and non-controlling interests be treated as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, and will be applied prospectively. The Company expects SFAS 160 to impact the accounting for HEARx West's minority interest.

In December 2007, the FASB issued SFAS No. 141(R) ("SFAS 141R"), "Business Combinations," which will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings, and may impact a company's acquisition strategy. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008, and will be applied prospectively. The Company does not expect this standard will have a significant impact on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: (I) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect this standard will have a significant impact on its disclosures.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not anticipate that the adoption of FSP FAS 142-3 will have a significant impact on its financial position and results of operations.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting "Principles. The Company does not expect this standard will have a material impact on its results of operations, financial position and results of operations.

In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", or FSP APB 14-1. FSP APB 14-1 specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. We are required to adopt FSPAPB 14-1 at the beginning of 2009 and apply FSP APB 14-1 retrospectively to all periods presented. The Company does not expect this standard will have a material impact on its results of operations, financial position and results of operations.

20. Segments

The following operating segments represent identifiable components of the Company for which separate financial information is available. The following table represents key financial information for each of the Company's business segments, which include the operation and management of centers; the establishment, maintenance and support of an affiliated network; and the operation of an e-commerce business. The centers offer people afflicted with hearing loss a complete range of services and products, including diagnostic audiological testing, the latest technology in hearing aids and listening devices to improve their quality of life. The network, unlike the Company-owned centers, is comprised of hearing care practices owned by independent audiologists. The network revenues are mainly derived from administrative fees paid by employer groups, health insurers and benefit sponsors to administer their benefit programs as well as maintaining an affiliated provider network. E-commerce offers on-line product sales of hearing aid related products, such as batteries, hearing aid accessories and assistive listening devices. The Company's business units are located in the United States and Canada.

The following is the Company's segment information:

	Centers	E-commerce	Network	Corporate	Total
For the years ended:					
Hearing aids and other products revenues					
December 27, 2008	$ 104,291	$ 101	$ —	$ —	$ 104,392
December 29, 2007	$ 95,861	$ 75	$ —	$ —	$ 95,936
December 30, 2006	$ 82,769	$ 51	$ —	$ —	$ 82,820
Service revenues					
December 27, 2008	$ 5,710	$ —	$ 1,886	$ —	$ 7,596
December 29, 2007	$ 5,306	$ —	$ 1,562	$ —	$ 6,868
December 30, 2006	$ 4,371	$ —	$ 1,596	$ —	$ 5,967
Income (loss) from operations					
December 27, 2008	$ 18,854	$ (141)	$ 830	$ (15,626)	$ 3,917
December 29, 2007	$ 21,417	$ (66)	$ 1,081	$ (15,609)	$ 6,823
December 30, 2006	$ 17,233	$ (188)	$ 966	$ (14,202)	$ 3,809
As of and for years ended:					
December 27, 2008					
Depreciation and amortization	$ 2,510	$ —	$ 3	$ 450	$ 2,963
Total assets	$ 84,144	$ —	$ 920	$ 15,537	$ 100,601
Capital expenditures	$ 1,111	$ —	$ —	$ 390	$ 1,501
December 29, 2007					
Depreciation and amortization	$ 1,863	$ —	$ 3	$ 382	$ 2,248
Total assets	$ 81,797	$ —	$ 934	$ 17,811	$ 100,542
Capital expenditures	$ 199	$ —	$ —	$ 537	$ 736
December 30, 2006					
Depreciation and amortization	$ 1,788	$ —	$ 3	$ 197	$ 1,988
Total assets	$ 66,362	$ —	$ 971	$ 15,943	$ 83,276
Capital expenditures	$ 667	$ —	$ —	$ 533	$ 1,200

Hearing aids and other products revenues consisted of the following:

	2008	2007	2006
Hearing aid revenues	95.4%	95.3%	95.9%
Other products revenues	4.6%	4.7%	4.1%

Services revenues consisted of the following:

	2008	2007	2006
Hearing aid repairs	48.1%	49.8%	51.7%
Testing and other income	51.9%	50.2%	48.3%

Income (loss) from operations at the segment level is computed before the following, the sum of which is included in the column "Corporate" as loss from operations:

	2008	2007	2006
General and administrative expense	$ 15,176	$ 15,227	$ 14,005
Depreciation and amortization	$ 450	$ 382	$ 197
"Corporate" loss from operations	$ 15,626	$ 15,609	$ 14,202

Information concerning geographic areas:

As of and for the Years Ended December 27, 2008, December 29, 2007 and December 30, 2006

	United States 2008 $	Canada 2008 $	United States 2007 $	Canada 2007 $	United States 2006 $	Canada 2006 $
Hearing aid and other product revenues	88,306	16,086	82,789	13,147	73,542	9,278
Service revenues	6,991	605	6,305	563	5,539	428
Long-lived assets	73,866	13,626	68,728	15,834	58,071	11,451
Total assets	84,559	16,042	81,013	19,529	69,995	13,281

Net revenues by geographic area are allocated based on the location of the subsidiary operations.

21. Liquidity

The working capital deficit decreased $8.8 million to $7.2 million at December 27, 2008 from $16.0 million at December 29, 2007. The decrease in the deficit is mostly attributable to a decrease in trade payables and current maturities of long-term debt which arose from the conversion of approximately $6.2 million in trade payables to long-term indebtedness under Siemens Tranche C, conversion of approximately $3.8 million in trade payables to 6.4 million shares of the Company's Common Stock and the elimination of the current maturities of subordinated notes of approximately $1.5 million following the repayment of these notes in August 2008 (see Note 8 — Subordinated Notes and Warrant Liability, Notes to Consolidated Financial Statements included herein).

The working capital deficit of $7.2 million includes approximately $2.7 million of the current maturities of the long-term debt to Siemens which may be repaid through rebate credits. In 2008, the Company generated income from operations of approximately $3.9 million (including approximately $849,000 of non-cash employee stock-based compensation expense and approximately $1.4 million of amortization of intangible assets) compared to $6.8 million (including approximately $606,000 of non-cash employee stock-based compensation and approximately $896,000 of amortization of intangible assets) in 2007. Cash and cash equivalents as of December 27, 2008 were approximately $3.6 million.

The Company believes that current cash and cash equivalents and cash flow from operations, at current net revenue levels, will be sufficient to support the Company's operational needs through the next twelve months. However, there can be no assurance that the Company can maintain compliance with the Siemens' loan covenants, that net revenue levels will remain at or higher than current levels or that unexpected cash needs will not arise for which the cash, cash equivalents and cash flow from operations will not be sufficient. In the event of a shortfall in cash, the Company might consider short-term debt, or additional equity or debt offerings. There can be no assurance however, that such financing will be available to the Company on favorable terms or at all. The Company also is continuing its aggressive cost controls and sales and gross margin improvements.

HearUSA Inc.
Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning Of Period	Additions	Deductions	Balance at End Of Period
December 27, 2008				
Allowance for doubtful accounts	$ 498	$ 424	$ (416)	$ 506
Allowance for sales returns (1)	$ 385	$ 455	$ (163)	$ 677
Valuation allowance — US	$ 23,302	$ 716	$ —	$ 24,018
Valuation allowance — foreign	$ 5,838	$ —	$ (1,143)	$ 4,695
December 29, 2007				
Allowance for doubtful accounts	$ 434	$ 478	$ (414)	$ 498
Allowance for sales returns (1)	$ 443	$ 132	$ (190)	$ 385
Valuation allowance	$ 29,639	$ —	$ (6,337)	$ 23,302
Valuation allowance — foreign	$ 4,901	$ 937	$ —	$ 5,838
December 30, 2006				
Allowance for doubtful accounts	$ 413	$ 379	$ (358)	$ 434
Allowance for sales returns (1)	$ 440	$ 97	$ (94)	$ 443
Valuation allowance	$ 27,764	$ 1,875	$ —	$ 29,639
Valuation allowance — foreign	$ 5,648	$ —	$ (747)	$ 4,901

(1) Allowance for sales returns is included in accounts payable on the Consolidated Balance Sheets.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A (T). Controls and Procedures

a. Evaluation of Disclosure Controls and Procedures

In connection with the preparation and filing of the Company's annual report on Form 10-K, the Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 27, 2008. The Company's chief executive officer and chief financial officer concluded that, as of December 27, 2008, the Company's disclosure controls and procedures were effective.

b. Management's Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 27, 2008 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the COSO framework, management determined that, as of December 27, 2008, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

c. Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 27, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Executive Officers and Directors

Stephen J. Hansbrough
Chairman of the Board
Chief Executive Officer

Gino Chouinard
President
Chief Operating Officer

Frank Puñal
Senior Vice President
Chief Financial Officer

Thomas W. Archibald
Director
Retired

Paul A. Brown, MD
Director, Chairman Emeritus

Joseph L. Gitterman III
Director
Manger, EIP Group LLC, an investing, trading and consulting firm

David J. McLachlan
Director
Senior advisor, Genzyme Corporation, a biotechnology company

Michel Ladadie
Director
President and CEO of Les Pros de la Photo (Quebec) Inc., a photo finishing company

Bruce Bagni
Director
Retired

Stephen J. Webster
Director
Senior Vice President of Finance and Chief Financial Officer, Adolor Corporation, a biopharmaceutical company.

Common Stock

NYSE Amex
Symbol: EAR

Registrar and Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
NY, NY 10038
www.amstock.com

Exchangeable Shares

HEARx Canada, Inc.
Toronto Stock Exchange
Symbol: HUX

Registrar and Transfer Agent
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
www.computershare.com

Legal Counsel
Bryan Cave LLP
700 Thirteenth Street, N. W.
Washington, DC 20005-3930

Independent Registered Public Accounting Firm
BDO Siedman, LLP
1601 Forum Place, Suite 904
West Palm Beach, FL 33401-2122

Annual Meeting

The 2009 Annual Meeting of Stockholders of HearUSA will be held at the Marriott Palm Beach Gardens, 400 RCA Boulevard, Palm Beach Gardens, FL 33410 on June 29, 2009 at 2:00 p.m. local time.

Form 10-K

Stockholders may obtain a copy of the HearUSA's Annual Report on Form 10-K and related financial statements and schedules for the year ended December 27, 2008, filed with the Securities and Exchange Commission, by writing HearUSA Corporate Secretary at 1250 Northpoint Parkway, West Palm Beach, FL 33407.

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